UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 30, 2014

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

The following is an English translation of excerpt regarding Basel capital adequacy disclosure and relevant information released in our Japanese language disclosure material published in July 2014. The capital adequacy disclosure and other financial information included herein are based on Japanese GAAP pursuant to Japanese regulatory requirements.

In this report, “we,” “us,” and “our” refer to Mizuho Financial Group, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries. “Mizuho Financial Group” refers to Mizuho Financial Group, Inc.

Status of Capital Adequacy

Capital adequacy ratio highlights	2

■ Capital adequacy ratio highlights

Status of Mizuho Financial Group’s consolidated capital adequacy	4

■ Scope of consolidation	4
(1) Scope of consolidation for calculating consolidated capital adequacy ratio

■ Composition of capital	6
(2) Composition of capital, etc.

■ Risk-based capital	14
(3) Summary of approach to assessing capital adequacy
(4) Required capital by portfolio classification

■ Credit risk	16
(5) Credit risk management
(6) Credit risk exposure, etc.

■ Methods for credit risk mitigation	30
(7) Risk management regarding credit risk mitigation
(8) Credit risk mitigation by portfolio classification

■ Counterparty risk in derivatives transactions and long-settlement transactions	31
(9) Management of counterparty risk in derivatives transactions and long-settlement transactions
(10) Status of counterparty risk in derivatives transactions and long-settlement transactions

■ Securitization exposure	33
(11) Summary of securitization exposure and its risk management
(12) Accounting policies for securitization transactions
(13) Quantitative disclosure items for securitization exposure

■ Market risk	54

■ Operational risk	54

■ Equity exposure in banking book	54
(14) Risk management related to equity exposure in banking book
(15) Status of equity exposure in banking book

■ Compensation of directors, corporate auditors and employees	56
(16) Qualitative disclosure
(17) Quantitative disclosure items

■ Indicators for assessing Global Systemically Important Banks (G -SIBs)	59

Credit risk management	60

Market and liquidity risk management	62

Operational risk management	70

On July 1, 2013, a merger between the former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd. came into effect with the former Mizuho Corporate Bank as the surviving entity, which was renamed Mizuho Bank upon the merger. The figures for Mizuho Bank, Ltd. disclosed herein maintain the following unless indicated otherwise:

•	The figures for the fiscal year ended March 31, 2014 are calculated under the Basel III International Standard.

•

The figures for the fiscal year ended March 31, 2013 include both figures of the former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd. calculated under the Basel II Domestic Standard and Basel III International Standard, respectively.

Capital adequacy ratio highlights

The Basel Framework, based on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” issued by the Basel Committee on Banking Supervision, requires the disclosure of capital adequacy information to ensure the enhanced effectiveness of market discipline. Our disclosure is made under the “Matters Separately Prescribed by the Commissioner of the Financial Services Agency Regarding Capital Adequacy Conditions, etc. pursuant to Article 19-2, Paragraph 1, Item 5, Subitem (d), etc. of the Ordinance for Enforcement of the Banking Law (Ministry of Finance Ordinance No. 10 of 1982)” (the FSA Notice No. 7 of 2014, etc.).

We have adopted (a) the advanced internal ratings-based approach as a method to calculate the amount of credit risk weighted assets and (b) the advanced measurement approach as a method to calculate the amount equivalent to the operational risk.

We calculate capital adequacy ratios based on the revised FSA Notices (“Standards for Determining the Status of Capital Adequacy for bank holding companies, in accordance with Banking Law Article 52-25” (the FSA Notice No. 20 of 2006), as amended (the “FSA Notice No. 20”) from the fiscal year ended March 31, 2013.

With respect to the tables for the fiscal year ended March 31, 2013, set forth under the heading “Status of Capital Adequacy,” figures for Mizuho Financial Group, the former Mizuho Corporate Bank and Mizuho Trust & Banking are calculated based on the Basel III International Standard, and figures for the former Mizuho Bank are calculated based on the Basel II Domestic Standard. Figures for the fiscal year ended March 31, 2014 for Mizuho Financial Group, Mizuho Bank and Mizuho Trust & Banking are calculated based on the Basel III International Standard.

■ Capital adequacy ratio highlights

Mizuho Financial Group (Consolidated)
	(Billions of yen)
	As of March 31, 2013 (Basel III)	As of March 31, 2014 (Basel III)
Total capital ratio (International standard)	14.18%	14.35%
Tier 1 capital ratio	11.02%	11.35%
Common equity Tier 1 capital ratio	8.16%	8.79%

Total capital	8,344.5	8,655.9

Tier 1 capital	6,487.4	6,844.7
Common equity Tier 1 capital	4,803.8	5,304.4

Risk weighted assets	58,823.5	60,287.4

(Reference)

The former Mizuho Bank (Consolidated)
		(Billions of yen)
		As of March 31, 2013 (Basel II)
Consolidated capital adequacy ratio (Domestic standard)		15.04%
Tier 1 capital ratio		11.66%

Tier 1 capital		2,381.8
Tier 2 capital		920.8
Deductions for total risk-based capital		231.5

Total risk-based capital		3,071.2

Risk weighted assets		20,412.3

The former Mizuho Corporate Bank (Consolidated)
		(Billions of yen)
		As of March 31, 2013 (Basel III)
Total capital ratio (International standard)		13.89%
Tier 1 capital ratio		11.03%
Common equity Tier 1 capital ratio		8.65%

Total capital		5,130.0

Tier 1 capital		4,071.3
Common equity Tier 1 capital		3,195.0

Risk weighted assets		36,908.3

Mizuho Bank (Consolidated)
(Billions of yen)
As of March 31, 2014 (Basel III)
Total capital ratio (International standard)	15.36%
Tier 1 capital ratio	12.25%
Common equity Tier 1 capital ratio	10.11%

Total capital	8,180.3

Tier 1 capital	6,525.3
Common equity Tier 1 capital	5,386.5

Risk weighted assets	53,242.6

The former Mizuho Bank (Non-Consolidated)
(Billions of yen)
As of March 31, 2013 (Basel II)
Non-consolidated capital adequacy ratio (Domestic standard)	15.46%
Tier 1 capital ratio	11.49%

Tier 1 capital	2,294.1
Tier 2 capital	920.1
Deductions for total risk-based capital	126.9

Total risk-based capital	3,087.3

Risk weighted assets	19,959.0

The former Mizuho Corporate Bank (Non-Consolidated)
(Billions of yen)
As of March 31, 2013 (Basel III)
Total capital ratio (International standard)	15.33%
Tier 1 capital ratio	12.18%
Common equity Tier 1 capital ratio	9.16%

Total capital	5,007.7

Tier 1 capital	3,979.9
Common equity Tier 1 capital	2,993.0

Risk weighted assets	32,663.9

Mizuho Bank (Non-Consolidated)
(Billions of yen)
As of March 31, 2014 (Basel III)
Total capital ratio (International standard)	15.58%
Tier 1 capital ratio	12.29%
Common equity Tier 1 capital ratio	10.15%

Total capital	8,071.7

Tier 1 capital	6,369.6
Common equity Tier 1 capital	5,260.2

Risk weighted assets	51,803.7

Mizuho Trust & Banking (Consolidated)
	(Billions of yen)
	As of March 31, 2013 (Basel III)	As of March 31, 2014 (Basel III)
Total capital ratio (International standard)	17.21%	17.80%
Tier 1 capital ratio	13.24%	14.76%
Common equity Tier 1 capital ratio	13.24%	14.76%

Total capital	447.5	456.6

Tier 1 capital	344.2	378.7
Common equity Tier 1 capital	344.2	378.7

Risk weighted assets	2,599.6	2,564.6

Mizuho Trust & Banking (Non-consolidated)
	(Billions of yen)
	As of March 31, 2013 (Basel III)	As of March 31, 2014 (Basel III)
Total capital ratio (International standard)	17.43%	17.79%
Tier 1 capital ratio	13.45%	14.76%
Common equity Tier 1 capital ratio	13.45%	14.76%

Total capital	446.3	451.2

Tier 1 capital	344.5	374.5
Common equity Tier 1 capital	344.5	374.5

Risk weighted assets	2,561.0	2,536.1

Status of Mizuho Financial Group’s consolidated capital adequacy

■ Scope of consolidation

(1) Scope of consolidation for calculating consolidated capital adequacy ratio

(A) Difference from the companies included in the scope of consolidation based on consolidation rules for preparation of consolidated financial statements (the “scope of accounting consolidation”)

None as of March 31, 2013 and 2014

(B) Number of consolidated subsidiaries

	As of March 31, 2013	As of March 31, 2014
Consolidated subsidiaries	145	159

Our major consolidated subsidiaries are Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2014

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Trust & Banking Co., Ltd.	Japan	Trust and banking	100.0	100.0
Mizuho Securities Co., Ltd.	Japan	Securities	95.8	95.8
Trust & Custody Services Bank, Ltd.	Japan	Trust and banking	54.0	54.0
Mizuho Asset Management Co., Ltd.	Japan	Investment management	98.7	98.7
Mizuho Research Institute Ltd.	Japan	Research and consulting	98.6	98.6
Mizuho Information & Research Institute Inc.	Japan	Information technology	91.5	91.5
Mizuho Financial Strategy Co., Ltd.	Japan	Consulting	100.0	100.0
Mizuho Private Wealth Management Co., Ltd.	Japan	Consulting	100.0	100.0
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0	100.0
Mizuho Factors, Limited	Japan	Factoring	100.0	100.0
Shinko Asset Management Co., Ltd.	Japan	Investment management	94.3	94.8
Mizuho Trust Realty Company Limited	Japan	Real estate agency	86.7	76.9
Defined Contribution Plan Services Co., Ltd.	Japan	Pension plan-related business	60.0	60.0
Mizuho-DL Financial Technology Co., Ltd.	Japan	Application and Sophistication of Financial Technology	60.0	60.0
UC Card Co., Ltd.	Japan	Credit card	51.0	51.0
Mizuho Capital Co., Ltd.	Japan	Venture capital	50.0	50.0
Overseas
Mizuho International plc	U.K.	Securities and banking	100.0	100.0
Mizuho Bank (China), Ltd.	China	Banking	100.0	100.0
Mizuho Securities Asia Limited	China	Securities	100.0	100.0

Mizuho Bank Nederland N.V.	Netherlands	Banking and securities	100.0	100.0
Mizuho Securities USA Inc.	U.S.A.	Securities	100.0	100.0
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0	100.0
Mizuho Bank (USA)	U.S.A.	Banking	100.0	100.0
Mizuho Bank (Switzerland) Ltd	Switzerland	Trust and banking	100.0	100.0
Mizuho Trust & Banking Co. (USA)	U.S.A.	Trust and banking	100.0	100.0
Mizuho Capital Markets Corporation	U.S.A.	Derivatives	100.0	100.0
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0	99.0

Note:

The former Mizuho Bank and the former Mizuho Corporate Bank merged on July 1, 2013, with the former Mizuho Corporate Bank as the surviving entity, which changed its name to Mizuho Bank, Ltd. upon the merger. On July 1, 2013, a merger between the former Mizuho Bank and the former Mizuho Corporate Bank came into effect with the former Mizuho Corporate Bank as the surviving entity, which was renamed Mizuho Bank upon the merger.

(C) Corporations providing financial services for which Article 9 of the FSA Notice No. 20 is applicable

None as of March 31, 2013 and 2014.

(D) Companies that are in the bank holding company’s corporate group but not included in the scope of accounting consolidation and companies that are not in the bank holding company’s corporate group but included in the scope of accounting consolidation

None as of March 31, 2013 and 2014.

(E) Restrictions on transfer of funds or capital within the bank holding company’s corporate group

None as of March 31, 2013 and 2014.

(F) Names of any other financial institutions, etc., classified as subsidiaries or other members of the bank holding company that are deficient in regulatory capital

None as of March 31, 2013 and 2014.

■ Composition of capital

(2) Composition of capital, etc.

(A) Composition of capital disclosure

Composition of capital disclosure (International standard)

		(Millions of yen)
		As of March 31, 2013		As of March 31, 2014
			Amounts excluded under transitional arrangements		Amounts excluded under transitional arrangements	Basel III template
Common equity Tier 1 capital: instruments and reserves	(1)
Directly issued qualifying common share capital plus related stock surplus and retained earnings		4,720,405	/	5,274,735	/	1a+2-1c-26
of which: capital and stock surplus		2,987,127	/	3,051,830	/	1a
of which: retained earnings		1,814,331	/	2,314,792	/	2
of which: treasury stock	(-)	4,661	/	3,874	/	1c
of which: national specific regulatory adjustments (earnings to be distributed)	(-)	76,392	/	88,012	/	26
of which: other than above		—	/	—	/
Subscription rights to common shares		2,687	/	3,179	/	1b
Accumulated other comprehensive income and other disclosed reserves		—	752,533	156,219	624,876	3
Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)		11,042	/	10,867	/	5
Total of items included in common equity Tier 1 capital: instruments and reserves subject to phase-out arrangements		69,685	/	61,593	/
of which: amount allowed in group CET1 capital subject to phase-out arrangements on common share capital issued by subsidiaries and held by third parties		69,685	/	61,593	/
Common equity Tier 1 capital: instruments and reserves	(A)	4,803,820	/	5,506,594	/	6
Common equity Tier 1 capital: regulatory adjustments	(2)
Total intangible assets (net of related tax liability, excluding those relating to mortgage servicing rights)		—	399,235	85,091	340,365	8+9
of which: goodwill (net of related tax liability, including those equivalent)		—	128,902	24,554	98,219	8
of which: other intangibles other than goodwill and mortgage servicing rights (net of related tax liability)		—	270,332	60,536	242,145	9
Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)		—	21,662	5,773	23,092	10
Deferred gains or losses on derivatives under hedge accounting		—	84,634	(1,335)	(5,342)	11
Shortfall of eligible provisions to expected losses		—	31,327	838	3,080	12
Securitization gain on sale		—	3,837	658	2,632	13
Gains and losses due to changes in own credit risk on fair valued liabilities		—	—	281	1,125	14
Defined-benefit pension fund net assets (prepaid pension costs)		—	270,563	—	—	15
Net defined benefit asset		—	—	53,235	212,941	15
Investments in own shares (excluding those reported in the net assets section)		—	2,589	616	2,466	16
Reciprocal cross-holdings in common equity		—	—	—	—	17
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above the 10% threshold)		—	248,376	57,027	228,111	18
Amount exceeding the 10% threshold on specified items		—	—	—	—	19+20+21
of which: significant investments in the common stock of financials		—	—	—	—	19
of which: mortgage servicing rights		—	—	—	—	20
of which: deferred tax assets arising from temporary differences (net of related tax liability)		—	—	—	—	21

Amount exceeding the 15% threshold on specified items		—	—	—	—		22
of which: significant investments in the common stock of financials		—	—	—	—		23
of which: mortgage servicing rights		—	—	—	—		24
of which: deferred tax assets arising from temporary differences (net of related tax liability)		—	—	—	—		25
Regulatory adjustments applied to common equity Tier 1 due to insufficient additional Tier 1 and Tier 2 to cover deductions		—	/	—	/		27
Common equity Tier 1 capital: regulatory adjustments	(B)	—	/	202,186	/		28
Common equity Tier 1 capital (CET1)
Common equity Tier 1 capital (CET1) ((A)-(B))	(C)	4,803,820	/	5,304,408	/		29
Additional Tier 1 capital: instruments	(3)
Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown		—	/	—	/	31a	30
Subscription rights to additional Tier 1 instruments		—	/	—	/	31b	30
Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards		—	/	—	/	32	30
Qualifying additional Tier 1 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities		—	/	—	/		30
Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group AT1)		12,037	/	25,376	/		34-35
Eligible Tier 1 capital instruments subject to phase-out arrangements included in additional Tier 1 capital: instruments		1,874,825	/	1,666,511	/		33+35
of which: directly issued capital instruments subject to phase out from additional Tier 1		1,874,825	/	1,666,511	/		33
of which: instruments issued by subsidiaries subject to phase out		—	/	—	/		35
Total of items included in additional Tier 1 capital: instruments subject to phase-out arrangements		(90,329)	/	(50,810)	/
of which: foreign currency translation adjustments		(90,329)	/	(50,810)	/
Additional Tier 1 capital: instruments	(D)	1,796,533	/	1,641,076	/		36
Additional Tier 1 capital: regulatory adjustments
Investments in own additional Tier 1 instruments		—	—	—	—		37
Reciprocal cross-holdings in additional Tier 1 instruments		—	—	—	—		38
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)		—	3,352	327	1,311		39
Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)		—	77,938	21,049	84,199		40
Total of items included in additional Tier 1 capital: regulatory adjustments subject to phase-out arrangements		112,904	/	79,372	/
of which: goodwill equivalent		57,686	/	49,791	/
of which: intangible fixed assets recognized as a result of a merger		34,953	/	25,272	/
of which: capital increase due to securitization transactions		3,837	/	2,632	/
of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach		16,428	/	1,676	/

Regulatory adjustments applied to additional Tier 1 due to insufficient Tier 2 to cover deductions		—	/	—	/	42
Additional Tier 1 capital: regulatory adjustments	(E)	112,904	/	100,750	/	43
Additional Tier 1 capital (AT1)
Additional Tier 1 capital ((D)-(E))	(F)	1,683,628	/	1,540,326	/	44
Tier 1 capital (T1 = CET1 + AT1)
Tier 1 capital (T1 = CET1 + AT1) ((C)+(F))	(G)	6,487,449	/	6,844,734	/	45
Tier 2 capital: instruments and provisions	(4)
Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown		—	/	—	/	46
Subscription rights to Tier 2 instruments		—	/	—	/	46
Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards		—	/	—	/	46
Tier 2 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities		—	/	154,380	/	46
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)		3,902	/	8,161	/	48-49
Eligible Tier 2 capital instruments subject to phase-out arrangements included in Tier 2: instruments and provisions		1,518,354	/	1,349,648	/	47+49
of which: directly issued capital instruments subject to phase out from Tier 2		153,207	/	146,480	/	47
of which: instruments issued by subsidiaries subject to phase out		1,365,147	/	1,203,167	/	49
Total of general allowance for loan losses and eligible provisions included in Tier 2		5,080	/	7,051	/	50
of which: general allowance for loan losses		5,080	/	7,051	/	50a
of which: eligible provisions		—	/	—	/	50b
Total of items included in Tier 2 capital: instruments and provisions subject to phase-out arrangements		503,197	/	474,042	/
of which: 45% of unrealized gains on other securities		402,252	/	394,192	/
of which: 45% of revaluation reserve for land		100,945	/	79,849	/
Tier 2 capital: instruments and provisions	(H)	2,030,535	/	1,993,284	/	51
Tier 2 capital: regulatory adjustments
Investments in own Tier 2 instruments		—	—	4	16	52
Reciprocal cross-holdings in Tier 2 instruments		—	—	—	—	53
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)		—	224,779	41,748	166,994	54
Significant investments in the capital banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)		—	—	—	—	55
Total of items included in Tier 2 capital: regulatory adjustments subject to phase-out arrangements		173,475	/	140,295	/
of which: investments in the capital banking, financial and insurance entities		157,047	/	138,618	/
of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach		16,428	/	1,676	/
Tier 2 capital: regulatory adjustments	(I)	173,475	/	182,047	/	57
Tier 2 capital (T2)
Tier 2 capital (T2) ((H)-(I))	(J)	1,857,060	/	1,811,236	/	58
Total capital (TC = T1 + T2)
Total capital (TC = T1 + T2) ((G) + (J))	(K)	8,344,509	/	8,655,971	/	59

Risk weighted assets	(5)
Total of items included in risk weighted assets subject to phase-out arrangements		1,190,628	/	979,441	/
of which: intangible assets (net of related tax liability, excluding those relating to mortgage servicing rights)		235,379	/	216,873	/
of which: deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)		21,662	/	23,092	/
of which: defined-benefit pension fund net assets (prepaid pension costs)		270,563	/	—	/
of which: net defined benefit asset		—	/	212,941	/
of which: investments in the capital banking, financial and insurance entities		663,022	/	526,534	/
Risk weighted assets	(L)	58,823,585	/	60,287,460	/	60
Capital ratio (consolidated)
Common equity Tier 1 capital ratio (consolidated) ((C)/(L))		8.16%	/	8.79%	/	61
Tier 1 capital ratio (consolidated) ((G)/(L))		11.02%	/	11.35%	/	62
Total capital ratio (consolidated) ((K)/(L))		14.18%	/	14.35%	/	63
Regulatory adjustments	(6)
Non-significant investments in the capital of other financials that are below the thresholds for deduction (before risk weighting)		467,127	/	534,398	/	72
Significant investments in the common stock of financials that are below the thresholds for deduction (before risk weighting)		152,796	/	145,996	/	73
Mortgage servicing rights that are below the thresholds for deduction (before risk weighting)		—	/	—	/	74
Deferred tax assets arising from temporary differences that are below the thresholds for deduction (before risk weighting)		323,447	/	302,251	/	75
Provisions included in Tier 2 capital: instruments and provisions	(7)
Provisions (general allowance for loan losses)		5,080	/	7,051	/	76
Cap on inclusion of provisions (general allowance for loan losses)		48,948	/	57,825	/	77
Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap) (if the amount is negative, report as “nil”)		—	/	—	/	78
Cap for inclusion of provisions in Tier 2 under internal ratings-based approach		277,776	/	280,617	/	79
Capital instruments subject to phase-out arrangements	(8)
Current cap on AT1 instruments subject to phase-out arrangements		1,874,825	/	1,666,511	/	82
Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities) (if the amount is negative, report as “nil”)		208,313	/	364,873	/	83
Current cap on T2 instruments subject to phase-out arrangements		1,518,354	/	1,349,648	/	84
Amount excluded from T2 due to cap (excess over cap after redemptions and maturities) (if the amount is negative, report as “nil”)		168,706	/	81,139	/	85

Notes:

1.	The above figures are calculated based on International standard applied on a consolidated basis under the FSA Notice No. 20.

2.	In calculating the consolidated capital adequacy ratio, we underwent an examination following the procedures agreed with Ernst & Young ShinNihon LLC, on the basis of “Treatment in implementing examination by agreed-upon procedures for calculating capital adequacy ratio” (Industry Committee Practical Guideline No. 30 of the Japanese Institute of Certified Public Accountants). Note that this is not a part of the accounting audit performed on our consolidated financial statements. This consists of an examination under agreed-upon procedures performed by Ernst & Young ShinNihon LLC on a portion of the internal control structure concerning the calculation of the capital adequacy ratio and a report of the results to us. As such, they do not represent an opinion regarding the capital adequacy ratio itself nor the internal controls related to the calculation of the capital adequacy ratio.

(B) Explanation of (A) Composition of capital disclosure

Reconciliation between “Consolidated balance sheet” and items of consolidated balance sheet and “Composition of capital disclosure”

	(Millions of yen)
Items	Consolidated balance sheet as in published financial statements		Cross- reference to Appended template	Reference # of Basel III template under the Composition of capital disclosure
	As of March 31, 2013	As of March 31, 2014
(Assets)
Cash and due from banks	12,333,997	20,610,276
Call loans and bills purchased	530,541	467,758
Receivables under resale agreements	9,025,049	8,349,528
Guarantee deposits paid under securities borrowing transactions	5,543,914	5,010,740
Other debt purchased	1,279,964	3,263,057
Trading assets	14,076,928	11,469,811	6-a
Money held in trust	96,014	168,369
Securities	53,472,399	43,997,517	2-b, 6-b
Loans and bills discounted	67,536,882	69,301,405	6-c
Foreign exchange assets	1,412,601	1,576,167
Derivatives other than for trading assets	4,475,055	2,820,468	6-d
Other assets	2,599,553	2,840,720	3-a, 6-e
Tangible fixed assets	901,085	925,266
Intangible fixed assets	477,546	531,501	2-a
Net defined benefit asset	—	413,073	3-b
Deferred tax assets	165,299	104,909	4-a
Customers’ liabilities for acceptances and guarantees	4,224,259	4,588,646
Reserves for possible losses on loans	(739,990)	(616,307)
Reserve for possible losses on investments	(40)	(27)

Total assets	177,411,062	175,822,885

(Liabilities)
Deposits	84,241,955	89,055,505
Negotiable certificates of deposit	15,326,781	12,755,776
Call money and bills sold	6,126,424	7,194,432
Payables under repurchase agreements	17,451,041	16,797,803
Guarantee deposits received under securities lending transactions	11,325,439	6,085,331
Commercial paper	472,718	677,459
Trading liabilities	7,686,442	8,183,037	6-f
Borrowed money	7,699,440	7,838,357	8-a
Foreign exchange liabilities	182,473	323,327
Short-term bonds	477,400	584,568
Bonds and notes	5,141,746	5,245,743	8-b
Due to trust accounts	1,120,696	1,300,655
Derivatives other than for trading liabilities	4,404,754	3,004,497	6-g
Other liabilities	3,501,064	3,570,902
Reserve for bonus payments	45,754	52,641
Reserve for employee retirement benefits	38,632	—
Net defined benefit liability	—	46,006
Reserve for director and corporate auditor retirement benefits	1,612	1,547
Reserve for possible losses on sales of loans	48	1,259
Reserve for contingencies	16,859	6,309
Reserve for reimbursement of deposits	16,464	16,451
Reserve for reimbursement of debentures	35,417	54,956
Reserves under special laws	1,203	1,273
Deferred tax liabilities	54,221	50,783	4-b
Deferred tax liabilities for revaluation reserve for land	81,977	81,060	4-c

Acceptances and guarantees	4,224,259	4,588,646

Total liabilities	169,674,832	167,518,336

(Net assets)
Common stock and preferred stock	2,254,972	2,254,972	1-a
Capital surplus	1,109,508	1,109,508	1-b
Retained earnings	1,814,782	2,315,608	1-c
Treasury stock	(4,661)	(3,874)	1-d

Total shareholders’ equity	5,174,601	5,676,215

Net unrealized gains (losses) on other securities	615,883	733,522
Deferred gains or losses on hedges	84,634	(6,677)	5
Revaluation reserve for land	142,345	140,745
Foreign currency translation adjustment	(90,329)	(63,513)
Remeasurements of defined benefit plans	—	(22,979)

Total accumulated other comprehensive income	752,533	781,096		3

Stock acquisition rights	2,687	3,179		1b
Minority interests	1,806,407	1,844,057	7

Total net assets	7,736,230	8,304,549

Total liabilities and net assets	177,411,062	175,822,885

Note:

    The regulatory scope of consolidation is the same as the accounting scope of consolidation.

Appended template

1. Shareholders’ equity

(1) Consolidated balance sheet

	(Millions of yen)
Consolidated balance sheet items	As of March 31, 2013	As of March 31, 2014	Remarks	Ref.
Common stock and preferred stock	2,254,972	2,254,972	Including eligible Tier 1 capital instruments subject to phase-out arrangements	1-a
Capital surplus	1,109,508	1,109,508	Including eligible Tier 1 capital instruments subject to phase-out arrangements	1-b
Retained earnings	1,814,782	2,315,608		1-c
Treasury stock	(4,661)	(3,874)		1-d
Total shareholders’ equity	5,174,601	5,676,215

(2) Composition of capital

	(Millions of yen)
Composition of capital disclosure	As of March 31, 2013	As of March 31, 2014	Remarks	Basel III template
Directly issued qualifying common share capital plus related stock surplus and retained earnings	4,796,797	5,362,748	Shareholders’ equity attributable to common shares (before adjusting national specific regulatory adjustments (earnings to be distributed))
of which: capital and stock surplus	2,987,127	3,051,830		1a
of which: retained earnings	1,814,331	2,314,792		2
of which: treasury stock (-)	4,661	3,874		1c
of which: other than above	—	—
Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown	—	—	Shareholders’ equity attributable to preferred shares with a loss absorbency clause upon entering into effectively bankruptcy	31a

2. Intangible fixed assets

(1) Consolidated balance sheet

	(Millions of yen)
Consolidated balance sheet items	As of March 31, 2013	As of March 31, 2014	Remarks	Ref.
Intangible fixed assets	477,546	531,501		2-a
Securities	53,472,399	43,997,517		2-b
of which: share of goodwill of companies accounted for using the equity method	71,216	60,535	Share of goodwill of companies accounted for using the equity method
Income taxes related to above	(149,527)	(166,580)

(2) Composition of capital

	(Millions of yen)
Composition of capital disclosure	As of March 31, 2013	As of March 31, 2014	Remarks	Basel III template
Goodwill (net of related tax liability, including those equivalent)	128,902	122,774		8
Other intangibles other than goodwill and mortgage servicing rights (net of related tax liability)	270,332	302,681	Software and other	9
Mortgage servicing rights (net of related tax liability)	—	—
Amount exceeding the 10% threshold on specified items	—	—		20
Amount exceeding the 15% threshold on specified items	—	—		24
Mortgage servicing rights that are below the thresholds for deduction (before risk weighting)	—	—		74

3. Defined-benefit pension fund net assets (prepaid pension costs)/Net defined benefit asset
(1) Consolidated balance sheet
	(Millions of yen)
Consolidated balance sheet items	As of March 31, 2013	As of March 31, 2014	Remarks	Ref.
Other assets	2,599,553	/		3-a
of which: defined-benefit pension fund net assets (prepaid pension costs)	418,846	/
Net defined benefit asset	—	413,073		3-b
Income taxes related to above	(148,283)	(146,897)
(2) Composition of capital
Composition of capital disclosure	(Millions of yen)		Remarks	Basel III template
	As of March 31, 2013	As of March 31, 2014
Defined-benefit pension fund net assets (prepaid pension costs)	270,563	—		15
Net defined benefit asset	—	266,176		15
4. Deferred tax assets
(1) Consolidated balance sheet
	(Millions of yen)
Consolidated balance sheet items	As of March 31, 2013	As of March 31, 2014	Remarks	Ref.
Deferred tax assets	165,299	104,909		4-a
Deferred tax liabilities	54,221	50,783		4-b
Deferred tax liabilities for revaluation reserve for land	81,977	81,060		4-c
Tax effects on intangible fixed assets	149,527	166,580
Tax effects on defined-benefit pension fund net assets (prepaid pension costs)	148,283	—
Tax effects on net defined benefit asset	—	146,897
(2) Composition of capital
Composition of capital disclosure	(Millions of yen)		Remarks	Basel III template
	As of March 31, 2013	As of March 31, 2014
Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)	21,662	28,865	This item does not agree with the amount reported on the consolidated balance sheet due to offsetting of assets and liabilities.	10
Deferred tax assets that rely on future profitability arising from temporary differences (net of related tax liability)	323,447	302,251	This item does not agree with the amount reported on the consolidated balance sheet due to offsetting of assets and liabilities.
Amount exceeding the 10% threshold on specified items	—	—		21
Amount exceeding the 15% threshold on specified items	—	—		25
Deferred tax assets arising from temporary differences that are below the thresholds for deduction (before risk weighting)	323,447	302,251		75
5. Deferred gains or losses on derivatives under hedge accounting
(1) Consolidated balance sheet
	(Millions of yen)
Consolidated balance sheet items	As of March 31, 2013	As of March 31, 2014	Remarks	Ref.
Deferred gains or losses on hedges	84,634	(6,677)		5
(2) Composition of capital
Composition of capital disclosure	(Millions of yen)		Remarks	Basel III template
	As of March 31, 2013	As of March 31, 2014
Deferred gains or losses on derivatives under hedge accounting	84,634	(6,677)		11

6. Items associated with investments in the capital of financial institutions
(1) Consolidated balance sheet
	(Millions of yen)
Consolidated balance sheet items	As of March 31, 2013	As of March 31, 2014	Remarks	Ref.
Trading assets	14,076,928	11,469,811	Including trading account securities and derivatives for trading assets	6-a
Securities	53,472,399	43,997,517		6-b
Loans and bills discounted	67,536,882	69,301,405	Including subordinated loans	6-c
Derivatives other than for trading assets	4,475,055	2,820,468		6-d
Other assets	2,599,553	2,840,720	Including money invested	6-e
Trading liabilities	7,686,442	8,183,037	Including trading account securities sold	6-f
Derivatives other than for trading liabilities	4,404,754	3,004,497		6-g
(2) Composition of capital
	(Millions of yen)
Composition of capital disclosure	As of March 31, 2013	As of March 31, 2014	Remarks	Basel III template
Investments in own capital instruments	2,589	3,103
Common equity Tier 1 capital	2,589	3,083		16
Additional Tier 1 capital	—	—		37
Tier 2 capital	—	20		52
Reciprocal cross-holdings in the capital of banking, financial and insurance entities	—	—
Common equity Tier 1 capital	—	—		17
Additional Tier 1 capital	—	—		38
Tier 2 capital	—	—		53
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)	943,637	1,029,919
Common equity Tier 1 capital	248,376	285,139		18
Additional Tier 1 capital	3,352	1,638		39
Tier 2 capital	224,779	208,743		54
Non-significant investments in the capital of other financials that are below the thresholds for deduction (before risk weighting)	467,127	534,398		72
Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	230,734	251,246
Amount exceeding the 10% threshold on specified items	—	—		19
Amount exceeding the 15% threshold on specified items	—	—		23
Additional Tier 1 capital	77,938	105,249		40
Tier 2 capital	—	—		55
Significant investments in the common stock of financials that are below the thresholds for deduction (before risk weighting)	152,796	145,996		73
7. Minority interests
(1) Consolidated balance sheet
	(Millions of yen)
Consolidated balance sheet items	As of March 31, 2013	As of March 31, 2014	Remarks	Ref.
Minority interests	1,806,407	1,844,057		7

(2) Composition of capital
	(Millions of yen)
Composition of capital disclosure	As of March 31, 2013	As of March 31, 2014	Remarks	Basel III template
Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	11,042	10,867	After reflecting amounts eligible for inclusion (minority interest after adjustments)	5
Qualifying additional Tier 1 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities	—	—	After reflecting amounts eligible for inclusion (minority interest after adjustments)	30-31ab-32
Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group AT1)	12,037	25,376	After reflecting amounts eligible for inclusion (minority interest after adjustments)	34-35
Tier 2 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities	—	154,380	After reflecting amounts eligible for inclusion (minority interest after adjustments)	46
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	3,902	8,161	After reflecting amounts eligible for inclusion (minority interest after adjustments)	48-49
8. Other capital instruments
(1) Consolidated balance sheet
	(Millions of yen)
Consolidated balance sheet items	As of March 31, 2013	As of March 31, 2014	Remarks	Ref.
Borrowed money	7,699,440	7,838,357		8-a
Bonds and notes	5,141,746	5,245,743		8-b
Total	12,841,187	13,084,101
(2) Composition of capital
	(Millions of yen)		Remarks	Basel III template
Composition of capital disclosure	As of March 31, 2013	As of March 31, 2014
Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards	—	—		32
Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards	—	—		46

Note:

Amounts in the “Composition of capital disclosure” are based on those before considering amounts under transitional arrangements and include “Amounts excluded under transitional arrangements” disclosed in “(A) Composition of capital disclosure” as well as amounts included as regulatory capital. In addition, items for regulatory purposes under transitional arrangements are excluded from this table.

■ Risk-based capital

(3) Summary of approach to assessing capital adequacy

In order to ensure that risk-based capital is sufficiently maintained in light of the risk held by us, we regularly conduct the following assessment of capital adequacy in addition to adopting a suitable and effective capital adequacy monitoring structure.

Maintaining a sufficient BIS capital ratio

We confirm our maintenance of a high level of financial soundness by conducting regular evaluations to examine whether our risk-based capital is adequate in qualitative as well as quantitative terms, in light of our business plans and strategic targets to match the increase in risk-weighted assets acquired for growth, in addition to maintaining common equity Tier 1 capital ratio, Tier 1 capital ratio and total capital ratio that exceed the minimum requirements.

Balancing risk and capital

On the basis of the framework for allocating risk capital, after obtaining the clearest possible grasp of the group’s overall risk exposure, we endeavor to control risk so as to keep it within the range of our business capacity by means of allocating capital that corresponds to the amount of risk to the business groups and units of our banking subsidiaries, etc., within the bounds of our capital, and we conduct regular assessments to ensure that a sufficient level of capital is maintained for our risk profile. When making these assessments, we examine whether an appropriate return on risk is maintained in addition to considering the effects that interest rate risk related to our banking book, credit concentration risk and stress tests have on our capital.

(4) Required capital by portfolio classification

	(Billions of yen)
	As of March 31, 2013		As of March 31, 2014
	EAD	Required capital	EAD	Required capital
Credit risk	178,644.9	5,296.4	180,890.4	5,115.7

Internal ratings-based approach	169,424.6	4,712.8	173,746.9	4,530.8
Corporate (except specialized lending)	55,688.5	2,562.1	59,100.4	2,360.0
Corporate (specialized lending)	2,840.3	281.0	2,977.2	258.1
Sovereign	77,606.5	72.8	77,644.8	82.2
Bank	6,658.8	159.3	6,541.3	149.3
Retail	13,649.5	609.2	13,531.9	587.7
Residential mortgage	10,477.7	399.1	10,366.2	380.4
Qualifying revolving loan	372.6	32.8	434.7	35.0
Other retail	2,799.0	177.2	2,730.9	172.2
Equities	3,833.6	425.6	4,299.9	485.9
PD/LGD approach	1,107.3	123.6	1,199.5	131.1
Market-based approach (simple risk weight method)	364.4	97.4	490.7	129.0
Market-based approach (internal models approach)	—	—	—	—
Transitional measure applied	2,361.8	204.6	2,609.6	225.7
Regarded-method exposure	1,402.6	292.1	1,761.0	344.2
Purchase receivables	1,842.6	61.5	1,935.4	60.0
Securitizations	3,317.8	60.3	3,038.7	46.6
Others	2,583.8	188.3	2,916.0	156.2

Standardized approach	9,220.3	313.2	7,143.4	370.0
Sovereign	4,263.0	4.7	1,505.0	6.0
Bank	1,362.1	30.1	1,527.7	38.9
Corporate	2,939.9	221.9	3,619.6	272.4
Residential mortgage	—	—	—	—
Securitizations	22.9	12.1	20.6	9.9
Others	632.2	44.2	470.4	42.7

CVA risk	n.a.	256.3	n.a.	196.1

Central counterparty-related	n.a.	13.9	n.a.	18.7

Market risk	n.a.	190.3	n.a.	233.5

Standardized approach	n.a.	74.0	n.a.	62.8
Interest rate risk	n.a.	50.2	n.a.	39.9
Equities risk	n.a.	17.1	n.a.	13.5
Foreign exchange risk	n.a.	4.0	n.a.	8.4
Commodities risk	n.a.	2.5	n.a.	0.9
Option transactions	n.a.	—	n.a.	—

Internal models approach	n.a.	116.3	n.a.	170.6

Operational risk	n.a.	228.2	n.a.	262.9

Advanced measurement approach	n.a.	178.0	n.a.	230.9
Basic indicator approach	n.a.	50.2	n.a.	31.9

Total required capital (consolidated)	n.a.	4,705.8	n.a.	4,822.9

Notes:

1.	EAD: Exposure at default.

2.	PD: Probability of default.

3.	LGD: Loss given default.

4.	Required capital: For credit risk, the sum of (i) 8% of credit risk-weighted assets, (ii) expected losses and (iii) deductions from capital. For market risk, the market risk equivalent amount. For operational risk, the operational risk equivalent amount.

5.	Total required capital (consolidated): 8% of the denominator of the capital adequacy ratio.

6.	The major exposures included in each portfolio classification of internal ratings-based approach are as follows:

Corporate (excluding specialized lending)	Credits to corporations and sole proprietors (excluding credits to retail customers)

Corporate (specialized lending)	Credits which limit interest and principal repayment sources to cash flow derived from specific real estate, chattel, businesses, etc, including real estate non-recourse loan, ship finance and project finance, etc.

Sovereign	Credits to central governments, central banks and local governmental entities

Bank	Credits to banks and securities companies, etc.

Retail	Housing loans (residential mortgage), credit card loans (qualifying revolving retail loan) and other individual consumer loans and loans to business enterprises with total credit amount of less than ¥100 million, etc. (other retail).

Equities	Capital stock, preferred securities, perpetual subordinated debt, etc. (excluding trading assets) The transitional measure (Article 13 of supplementary provision of the FSA Notice No. 20) applies to those held from September 30, 2004 or earlier, and others are applied either the PD/LGD approach or the market-based approach.

Regarded-method exposure	Investment trusts and funds, etc.

Purchase receivables	Receivables purchased from third parties excluding securities (excluding securitizations)

Securitizations	Transactions in the form of “non-recourse” and having a “senior/subordinated structure,” etc. (excluding specialized lending).

7.	EAD calculated using the standardized approach for credit risk represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

■ Credit risk

(5) Credit risk management

— Summary of credit risk management

See pages 60 to 61 for a summary of our credit risk management policies and procedures.

We apply the advanced internal ratings-based approach to calculate credit risk-weighted assets under Basel Framework. With regard to some business units or asset classes that are deemed to be immaterial for purposes of calculating credit risk-weighted assets, we apply the standardized approach. Among the business units to which we apply the standardized approach, we plan to apply the advanced internal ratings-based approach to Mizuho Bank Nederland N.V. starting at the end of March 2015.

We use our estimates of PD (probability of default) and LGD (loss given default) in calculating credit risk-weighted assets. In accordance with regulations, we estimate PD by using long-term averages of actual defaults, to which conservative adjustments are made, based on internal data, and make adjustments to LGD taking into account recessionary periods. We regularly perform verifications of PD and LGD through back testing and other methods. We also utilize these estimates for measuring credit risks for internal use, allocating risk capital and other purposes.

— Status of portfolios to which the standardized approach is applied

Eligible external credit assessment institutions used for determining the risk weight for portfolios to which the standardized approach is applied are Rating and Investment Information, Inc. (R&I) in Japan and Standard & Poor’s Ratings Services (S&P) overseas.

We apply a risk weight of 100% for all of our corporate exposure.

— Summary of our internal rating system

See pages 60 to 61 for a summary of our internal rating system and rating assignment procedures.

The following table sets forth information with respect to the definition of obligor ratings.

Obligor ratings

Obligor ratings (major category)			Definition of ratings	Classification
A1–A3			Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is excellent.	Investment grade zone
B1–B2			Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, hence their level of credit risk is sufficient.
C1–C3			Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.	Non-investment grade zone
D1–D3			Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future changes in business environment is low.
E1			Obligors who require close watching going forward because there are problems with their borrowing conditions, such as reduced or suspended interest payments, problems with fulfillment such as de facto postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions.
E2
	R	*
F1			Obligors who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt in the future because they are finding it difficult to make progress in implementing their management improvement plans (including obligors who are receiving ongoing support from financial institutions).	Default
G1			Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
H1			Obligors who have already gone bankrupt, from both a legal and/or formal perspective.
*	Obligors who have loans in need of monitoring (restructured loans and loans past due for three months or more) out of the obligors who require close watching going forward

(6) Credit risk exposure, etc.

We exclude regarded-method exposure and securitization exposure from the amount of credit risk exposure.

The outstanding balance is based on exposure at default.

No significant difference exists between period-end credit risk position and the average credit risk position during the fiscal years ended March 31, 2013 and 2014.

— Status of credit risk exposure

(A) Breakdown by geographical area

	(Billions of yen)
	As of March 31, 2013
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	75,213.7	39,317.3	1,618.3	8,929.6	125,079.0

Overseas	21,064.4	11,487.6	2,279.1	4,793.6	39,624.9
Asia	5,508.6	1,453.1	235.2	1,330.6	8,527.6
Central and South America	2,584.5	146.1	157.4	20.4	2,908.5
North America	7,387.9	7,883.8	638.3	2,651.4	18,561.7
Eastern Europe	30.8	—	1.2	20.5	52.6
Western Europe	3,582.3	1,814.5	1,100.6	531.8	7,029.4
Other areas	1,970.0	189.9	146.2	238.7	2,544.9

Total	96,278.2	50,805.0	3,897.5	13,723.3	164,704.0

Exempt portion	n.a.	n.a.	n.a.	n.a.	9,197.4

	(Billions of yen)
	As of March 31, 2014
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	74,327.0	31,575.7	1,062.4	20,235.8	127,201.0

Overseas	24,724.6	9,530.9	2,026.3	5,464.1	41,746.0
Asia	7,108.6	1,697.0	217.4	1,662.1	10,685.3
Central and South America	2,460.0	133.0	136.1	633.5	3,362.9
North America	8,839.9	5,120.9	528.0	2,648.2	17,137.1
Eastern Europe	33.8	—	0.3	9.0	43.2
Western Europe	4,004.3	2,244.9	1,015.9	336.4	7,601.6
Other areas	2,277.8	335.0	128.4	174.5	2,915.8

Total	99,051.6	41,106.7	3,088.7	25,699.9	168,947.1

Exempt portion	n.a.	n.a.	n.a.	n.a.	7,122.7

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(B) Breakdown by industry

	(Billions of yen)
	As of March 31, 2013
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	15,249.1	2,033.2	456.6	290.2	18,029.2
Construction	1,371.2	155.5	10.2	3.9	1,540.8
Real estate	7,190.5	457.2	56.4	32.7	7,736.9
Service industries	3,775.5	2,972.1	92.7	21.2	6,861.7
Wholesale and retail	7,794.3	654.0	233.7	636.0	9,318.0
Finance and insurance	10,547.0	2,578.5	2,371.6	1,489.9	16,987.1
Individuals	11,986.3	—	0.1	13.9	12,000.4
Other industries	18,190.6	8,085.1	662.3	6,204.2	33,142.3
Japanese Government; Bank of Japan	20,173.3	33,869.1	13.6	5,030.9	59,087.1

Total	96,278.2	50,805.0	3,897.5	13,723.3	164,704.0

Exempt portion	n.a.	n.a.	n.a.	n.a.	9,197.4

	(Billions of yen)
	As of March 31, 2014
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	15,958.4	2,229.5	299.6	683.3	19,170.9
Construction	1,327.2	163.0	7.8	45.4	1,543.4
Real estate	7,191.9	503.8	56.8	17.4	7,770.1
Service industries	3,841.7	398.9	73.0	45.3	4,358.9
Wholesale and retail	7,838.4	676.6	137.8	1,080.1	9,733.0
Finance and insurance	11,293.9	2,567.1	1,889.8	1,857.7	17,608.8
Individuals	12,004.9	—	0.2	11.3	12,016.5
Other industries	19,534.6	8,647.9	617.4	7,013.7	35,813.7
Japanese Government; Bank of Japan	20,060.3	25,919.4	6.0	14,945.4	60,931.3

Total	99,051.6	41,106.7	3,088.7	25,699.9	168,947.1

Exempt portion	n.a.	n.a.	n.a.	n.a.	7,122.7

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(C) Breakdown by residual contractual maturity

	(Billions of yen)
	As of March 31, 2013
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Less than one year	30,751.0	13,704.3	813.1	2,543.7	47,812.3
From one year to less than three years	13,665.5	9,768.9	1,518.1	46.9	24,999.6
From three years to less than five years	13,052.4	14,290.9	807.7	3.8	28,155.1
Five years or more	27,314.7	9,199.5	679.8	5.3	37,199.4
Other than above	11,494.3	3,841.2	78.5	11,123.3	26,537.4

Total	96,278.2	50,805.0	3,897.5	13,723.3	164,704.0

Exempt portion	n.a.	n.a.	n.a.	n.a.	9,197.4

	(Billions of yen)
	As of March 31, 2014
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Less than one year	29,175.7	8,360.1	485.8	4,813.1	42,834.8
From one year to less than three years	14,691.3	11,291.2	1,448.3	537.8	27,968.7
From three years to less than five years	14,945.4	10,846.7	553.2	18.8	26,364.3
Five years or more	24,670.2	6,308.2	601.3	8.6	31,588.4
Other than above	15,568.8	4,300.3	—	20,321.4	40,190.7

Total	99,051.6	41,106.7	3,088.7	25,699.9	168,947.1

Exempt portion	n.a.	n.a.	n.a.	n.a.	7,122.7

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

— Status of exposure past due three months or more or in default

(D) Breakdown by geographical area

	(Billions of yen)
	As of March 31, 2013
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	1,373.7	16.6	34.7	46.8	1,471.9

Overseas	342.6	0.6	33.8	10.2	387.3
Asia	47.7	0.0	0.7	3.7	52.2
Central and South America	183.8	0.0	24.3	0.1	208.3
North America	7.4	0.6	0.0	3.5	11.6
Eastern Europe	0.4	—	—	—	0.4
Western Europe	77.0	—	8.6	1.8	87.5
Other areas	26.0	—	0.1	0.8	27.0

Total	1,716.3	17.2	68.6	57.0	1,859.2

Exempt portion	n.a.	n.a.	n.a.	n.a.	3.6

	(Billions of yen)
	As of March 31, 2014
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	1,017.8	14.1	7.8	33.4	1,073.3

Overseas	296.9	2.0	28.8	10.2	338.1
Asia	36.2	0.0	0.6	4.1	41.0
Central and South America	171.6	0.0	19.8	0.1	191.6
North America	1.2	2.0	—	2.1	5.3
Eastern Europe	4.3	—	—	—	4.3
Western Europe	66.7	0.0	8.3	3.8	78.9
Other areas	16.6	—	—	0.0	16.6

Total	1,314.7	16.2	36.7	43.7	1,411.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	4.4

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(E) Breakdown by industry

	(Billions of yen)
	As of March 31, 2013
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	415.3	7.3	13.8	14.3	450.9
Construction	47.0	2.5	0.0	0.8	50.5
Real estate	255.1	4.4	0.0	0.6	260.3
Service industries	170.0	0.7	5.4	5.0	181.3
Wholesale and retail	216.9	0.8	16.7	24.9	259.4
Finance and insurance	25.1	0.3	2.7	5.6	33.7
Individuals	210.8	—	0.0	1.3	212.1
Other industries	375.7	1.0	29.7	4.2	410.7

Total	1,716.3	17.2	68.6	57.0	1,859.2

Exempt portion	n.a.	n.a.	n.a.	n.a.	3.6

	(Billions of yen)
	As of March 31, 2014
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	271.1	4.8	3.5	10.6	290.1
Construction	40.8	2.7	0.0	0.6	44.3
Real estate	144.1	3.5	0.0	0.9	148.6
Service industries	123.7	1.6	5.5	3.5	134.5
Wholesale and retail	196.9	1.2	2.3	17.3	217.9
Finance and insurance	21.0	1.4	2.9	4.1	29.5
Individuals	174.4	—	—	1.1	175.5
Other industries	342.5	0.7	22.3	5.1	370.7

Total	1,314.7	16.2	36.7	43.7	1,411.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	4.4

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

— Status of reserves for possible losses on loans

The amounts associated with regarded-method exposure and securitization exposure are excluded.

(F) Fiscal year-end balances of reserves for possible losses on loans and changes during the fiscal year

  (after partial direct write-offs)

	(Billions of yen)
	As of, or for the fiscal year ended, March 31, 2013	As of, or for the fiscal year ended, March 31, 2014
General reserve for possible losses on loans
Beginning balance	447.5	503.0
Increase during the fiscal year	503.0	398.7
Decrease during the fiscal year	447.5	503.0
Ending balance	503.0	398.7

Specific reserve for possible losses on loans
Beginning balance	243.9	235.7
Increase during the fiscal year	235.7	216.7
Decrease during the fiscal year	243.9	235.7
Ending balance	235.7	216.7

Reserve for possible losses on loans to restructuring countries
Beginning balance	0.0	1.0
Increase during the fiscal year	1.0	0.7
Decrease during the fiscal year	0.0	1.0
Ending balance	1.0	0.7

Total
Beginning balance	691.5	739.8
Increase during the fiscal year	739.8	616.3
Decrease during the fiscal year	691.5	739.8
Ending balance	739.8	616.3

Note:

General reserve for possible losses on loans in the above table represents the amount recorded in our consolidated balance sheet, and the amounts associated with regarded-method exposure and securitization exposure are not excluded.

(G) Specific reserve for possible losses on loans by geographical area and industry

	(Billions of yen)
	As of March 31, 2012	As of March 31, 2013	Change
Domestic	187.4	171.3	(16.0)
Manufacturing	26.8	35.1	8.2
Construction	6.0	7.0	0.9
Real estate	20.3	24.9	4.5
Service industries	14.1	12.3	(1.8)
Wholesale and retail	39.7	38.2	(1.5)
Finance and insurance	0.8	0.1	(0.6)
Individuals	67.3	41.8	(25.4)
Other industries	12.0	11.6	(0.3)

Overseas	50.4	57.8	7.4

Exempt portion	6.0	6.4	0.3

Total	243.9	235.7	(8.2)

	(Billions of yen)
	As of March 31, 2013	As of March 31, 2014	Change
Domestic	171.3	138.4	(32.9)
Manufacturing	35.1	30.7	(4.3)
Construction	7.0	7.5	0.4
Real estate	24.9	11.7	(13.1)
Service industries	12.3	12.0	(0.2)
Wholesale and retail	38.2	32.1	(6.1)
Finance and insurance	0.1	0.0	(0.1)
Individuals	41.8	35.9	(5.8)
Other industries	11.6	8.1	(3.5)

Overseas	57.8	71.1	13.2

Exempt portion	6.4	7.1	0.7

Total	235.7	216.7	(18.9)

Note:

Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

(H) Write-offs of loans by industry

	(Billions of yen)
	For the fiscal year ended March 31, 2013	For the fiscal year ended March 31, 2014
Manufacturing	18.3	2.8
Construction	1.1	0.4
Real estate	0.7	0.7
Service industries	5.3	1.6
Wholesale and retail	7.2	6.1
Finance and insurance	—	0.1
Individuals	10.0	7.6
Other industries	6.7	2.8

Exempt portion	0.1	0.0

Total	49.7	22.4

Notes:

1.	The above table represents the breakdown of losses on write-offs of loans recorded in our consolidated statement of income after excluding the amounts associated with regarded-method exposure and securitization exposure.

2.	Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

3.	“Other industries” include overseas and non-Japanese resident portions.

— Status of exposure to which the standardized approach is applied

(I) Exposure by risk weight category after applying credit risk mitigation

	(Billions of yen)
	As of March 31, 2013

Risk weight	On-balance sheet	Off-balance sheet	Total	With external rating
0%	2,660.4	1,462.2	4,122.7	195.8
10%	111.2	0.0	111.2	—
20%	314.0	892.0	1,206.0	8.0
35%	—	—	—	—
50%	20.0	1.3	21.4	3.3
100%	2,455.3	1,235.1	3,690.5	44.0
150%	0.0	—	0.0	—
250%	45.3	—	45.3	—
350%	—	—	—	—
625%	—	0.0	0.0	—
937.5%	—	0.0	0.0	—
1,250%	—	—	—	—

Total	5,606.5	3,590.8	9,197.4	251.3

	(Billions of yen)
	As of March 31, 2014

Risk weight	On-balance sheet	Off-balance sheet	Total	With external rating
0%	623.3	729.4	1,352.8	129.3
10%	81.8	0.0	81.8	—
20%	482.1	790.3	1,272.4	25.2
35%	—	—	—	—
50%	63.9	3.8	67.8	36.0
100%	2,835.9	1,455.8	4,291.7	45.8
150%	0.0	—	0.0	—
250%	55.9	—	55.9	—
350%	—	—	—	—
625%	—	0.0	0.0	—
937.5%	—	0.0	0.0	—
1,250%	—	—	—	—

Total	4,143.2	2,979.5	7,122.7	236.4

Notes:

1.	The amounts in the above table are before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

2.	Off-balance-sheet exposure shows credit equivalent amount.

(J) Amount of exposure to which a risk weight of 1,250% is applied

	(Billions of yen)
	As of March 31, 2013	As of March 31, 2014
Amount of exposure to which a risk weight of 1,250% is applied	9.8	7.5

— Status of exposure to which the internal ratings-based approach is applied

(K) Specialized lending exposure under supervisory slotting criteria by risk weight category

	(Billions of yen)
Risk weight	As of March 31, 2013	As of March 31, 2014
50%	—	0.0
70%	19.8	23.1
90%	6.1	5.9
95%	75.4	70.6
115%	15.9	15.0
120%	19.4	23.6
140%	24.6	—
250%	124.6	90.8
Default	32.4	30.1

Total	318.5	259.4

(L) Equity exposure under simple risk weight method of market-based approach by risk weight category

	(Billions of yen)
Risk weight	As of March 31, 2013	As of March 31, 2014
300%	298.9	430.7
400%	65.5	59.9

Total	364.4	490.7

Note:	Of the equity exposure under the simple risk weight method, a risk weight of 300% is applied for listed equities and 400% for unlisted equities.

(M) Portfolio by asset class and ratings segment (Corporate, etc.)

	(Billions of yen, except percentages)
	As of March 31, 2013
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	EL default (EAD weighted average) (%)	Risk weight (EAD weighted average) (%)	EAD (Billions of yen)			Amount of undrawn commitments	Weighted average of credit conversion factor (%)

						On-balance sheet	Off-balance sheet
Corporate	3.32	35.56	n.a.	43.03	59,718.2	44,523.2	15,194.9	12,758.1	75.13
Investment grade zone	0.10	37.12	n.a.	25.14	37,217.6	24,836.9	12,380.7	10,816.9	75.09
Non-investment grade zone	2.72	32.28	n.a.	75.30	21,129.8	18,397.1	2,732.7	1,931.4	75.32
Default	100.00	43.88	41.51	31.50	1,370.6	1,289.2	81.4	9.7	75.00

Sovereign	0.01	38.38	n.a.	1.16	77,908.6	61,976.8	15,931.8	424.2	75.25
Investment grade zone	0.00	38.38	n.a.	1.04	77,785.0	61,859.9	15,925.1	421.0	75.25
Non-investment grade zone	1.53	38.21	n.a.	74.81	123.4	116.7	6.6	3.1	75.00
Default	100.00	60.56	56.02	60.21	0.1	0.1	—	—	—

Bank	0.38	36.44	n.a.	27.57	6,691.4	3,557.2	3,134.1	330.8	75.00
Investment grade zone	0.09	36.34	n.a.	23.99	6,083.0	3,265.6	2,817.3	248.7	75.00
Non-investment grade zone	0.93	36.86	n.a.	63.90	594.1	280.7	313.4	82.1	75.00
Default	100.00	64.05	60.97	40.81	14.2	10.8	3.3	—	—

Equity exposure under PD/LGD approach	0.41	90.00	n.a.	139.55	1,107.3	1,107.3	—	—	—
Investment grade zone	0.07	90.00	n.a.	122.81	975.4	975.4	—	—	—
Non-investment grade zone	1.76	90.00	n.a.	252.57	130.4	130.4	—	—	—
Default	100.00	90.00	n.a.	1,192.50	1.5	1.5	—	—	—

Total	1.39	37.53	n.a.	20.62	145,425.6	111,164.7	34,260.9	13,513.2	75.13
Investment grade zone	0.04	38.31	n.a.	10.51	122,061.1	90,937.9	31,123.2	11,486.7	75.10
Non-investment grade zone	2.66	32.78	n.a.	76.04	21,977.9	18,925.0	3,052.9	2,016.7	75.31
Default	100.00	44.14	41.71	32.86	1,386.5	1,301.7	84.7	9.7	75.00

	(Billions of yen, except percentages)
	As of March 31, 2014
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	EL default (EAD weighted average) (%)	Risk weight (EAD weighted average) (%)	EAD (Billions of yen)			Amount of undrawn commitments	Weighted average of credit conversion factor (%)

						On-balance sheet	Off-balance sheet
Corporate	2.45	35.48	n.a.	39.99	63,438.6	47,762.7	15,675.9	13,690.8	75.17
Investment grade zone	0.10	37.10	n.a.	26.08	42,215.3	29,168.8	13,046.5	11,656.6	75.13
Non-investment grade zone	2.45	31.69	n.a.	69.43	20,207.7	17,619.2	2,588.4	2,029.5	75.41
Default	100.00	43.22	40.77	32.55	1,015.6	974.6	41.0	4.7	75.00

Sovereign	0.01	38.23	n.a.	1.32	77,930.3	61,723.6	16,206.6	500.8	75.55
Investment grade zone	0.00	38.23	n.a.	1.22	77,845.4	61,642.8	16,202.5	498.8	75.55
Non-investment grade zone	1.68	37.00	n.a.	86.14	84.8	80.6	4.1	2.0	75.00
Default	100.00	57.72	53.15	60.49	0.0	0.0	—	—	—

Bank	0.34	35.95	n.a.	26.55	6,570.8	3,811.0	2,759.8	397.8	75.00
Investment grade zone	0.09	35.89	n.a.	23.10	6,011.2	3,485.2	2,526.0	324.4	75.00
Non-investment grade zone	0.93	36.11	n.a.	64.10	547.7	317.0	230.7	73.4	75.00
Default	100.00	59.57	56.39	42.14	11.8	8.7	3.0	—	—

Equity exposure under PD/LGD approach	0.43	90.00	n.a.	136.67	1,199.5	1,199.5	—	—	—
Investment grade zone	0.07	90.00	n.a.	123.09	1,090.3	1,090.3	—	—	—
Non-investment grade zone	1.94	90.00	n.a.	252.67	106.8	106.8	—	—	—
Default	100.00	90.00	n.a.	1,192.50	2.2	2.2	—	—	—

Total	1.06	37.37	n.a.	19.97	149,139.3	114,496.9	34,642.4	14,589.6	75.18
Investment grade zone	0.04	38.19	n.a.	11.55	127,162.3	95,387.3	31,775.0	12,479.9	75.14
Non-investment grade zone	2.40	32.12	n.a.	70.30	20,947.2	18,123.8	2,823.3	2,104.9	75.39
Default	100.00	43.52	40.95	35.23	1,029.8	985.7	44.0	4.7	75.00

Notes:

1.	Investment grade zone includes obligor ratings A1 through B2, non-investment grade zone includes C1 through E2 (excluding E2R), and default includes E2R through H1 (see page 16 for details of obligor ratings).

2.	“Corporate” does not include specialized lending exposure under supervisory slotting criteria.

3.	Each asset class includes purchased receivables.

4.	The commitments that can be terminated at any time without condition or terminated automatically are not included in the amount of undrawn commitments and weighted average of credit conversion factor.

5.	Regarding equity exposure under the PD/LGD approach, we recognize the risk-weighted assets by multiplying 1,250% by the expected loss (“EL”).

(N) Portfolio by asset class and ratings segment (Retail)

	(Billions of yen, except percentages)
	As of March 31, 2013
	PD (EAD weighted average)	LGD (EAD weighted average)	EL default (EAD weighted average)	Risk weight (EAD weighted average)	EAD (Billions			Amount of undrawn	Weighted average of credit conversion
						On-balance	Off-balance
	(%)	(%)	(%)	(%)	of yen)	sheet	sheet	commitments	factor (%)
Residential mortgage	2.62	42.20	n.a.	32.86	10,477.7	10,231.1	246.6	7.5	75.00
Non-default	0.79	42.08	n.a.	32.98	10,284.4	10,042.9	241.5	7.5	75.00
Default	100.00	48.39	46.37	26.79	193.2	188.1	5.1	—	—

Qualifying revolving loan (retail)	3.86	78.81	n.a.	72.32	372.6	252.4	120.2	1,439.4	8.35
Non-default	3.54	78.82	n.a.	72.42	371.4	251.4	119.9	1,437.5	8.35
Default	100.00	76.05	72.89	41.79	1.2	1.0	0.2	1.8	12.13

Other retail	5.37	53.09	n.a.	48.25	2,799.1	2,778.2	20.8	20.9	73.48
Non-default	1.73	53.29	n.a.	48.88	2,695.3	2,678.3	16.9	16.9	68.19
Default	100.00	47.89	45.49	31.78	103.7	99.8	3.9	4.0	95.77

Total	3.22	45.43	n.a.	37.10	13,649.5	13,261.9	387.6	1,467.9	9.62
Non-default	1.05	45.37	n.a.	37.29	13,351.2	12,972.8	378.4	1,462.0	9.38
Default	100.00	48.33	46.17	28.59	298.3	289.0	9.2	5.8	69.36

	(Billions of yen, except percentages)
	As of March 31, 2014
	PD (EAD weighted average)	LGD (EAD weighted average)	EL default (EAD weighted average)	Risk weight (EAD	EAD (Billions				Weighted average of credit conversion
				weighted average)		On-balance	Off-balance	Amount of undrawn
	(%)	(%)	(%)	(%)	of yen)	sheet	sheet	commitments	factor (%)
Residential mortgage	2.26	42.14	n.a.	33.23	10,366.2	10,153.8	212.3	7.8	75.00
Non-default	0.79	42.05	n.a.	33.31	10,212.8	10,004.3	208.4	7.8	75.00
Default	100.00	48.29	46.23	27.42	153.4	149.5	3.9	—	—

Qualifying revolving loan (retail)	3.41	78.51	n.a.	67.66	434.7	288.1	146.6	1,507.9	9.72
Non-default	3.17	78.52	n.a.	67.72	433.7	287.3	146.4	1,506.1	9.72
Default	100.00	74.08	70.63	45.62	1.0	0.8	0.2	1.7	11.76

Other retail	4.95	53.78	n.a.	50.51	2,730.9	2,713.8	17.0	18.4	69.80
Non-default	1.69	54.01	n.a.	51.15	2,640.2	2,626.7	13.5	14.7	63.66
Default	100.00	47.17	44.77	31.80	90.6	87.0	3.5	3.6	94.41

Total	2.84	45.66	n.a.	37.82	13,531.9	13,155.8	376.1	1,534.2	10.78
Non-default	1.05	45.62	n.a.	37.98	13,286.8	12,918.4	368.4	1,528.7	10.58
Default	100.00	47.99	45.79	29.12	245.1	237.4	7.6	5.4	67.35

Notes:

1.	Each asset class includes purchased receivables.

2.	The commitments that can be terminated at any time without condition or terminated automatically are not included in the amount of undrawn commitments and weighted average of credit conversion factor.

(O) Actual losses by asset class

	(Billions of yen)
	For the period from April 1, 2012 through March 31, 2013	For the period from April 1, 2013 through March 31, 2014
	Actual losses	Actual losses
Corporate	75.6	(41.2)
Sovereign	0.2	(13.5)
Bank	(5.0)	(1.2)
Residential mortgage	(9.2)	(3.2)
Qualifying revolving loan (retail)	0.3	0.4
Other retail	0.2	1.4

Total	62.1	(57.4)

Note:

Actual losses are the sum of the net increase (decrease) in the amount of partial direct write-offs, specific reserve for possible losses on loans and general reserve for possible losses on loans (for claims against special attention obligors or below), etc., as well as tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness and losses from debt-equity swaps during the relevant period. Equity exposure under the PD/LGD approach is not included in the amount of actual losses.

<Analysis>

Actual losses of negative ¥57.4 billion in the period from April 1, 2013 through March 31, 2014 decreased by ¥119.5 billion compared with the period from April 1, 2012 through March 31, 2013. This was due to significant decrease in losses from corporate exposure.

(P) Comparison of estimated and actual losses by asset class

	(Billions of yen)
	For the period from April 1, 2007 through March 31, 2008			For the period from April 1, 2008 through March 31, 2009
	Estimated losses (expected losses as of March 31, 2007)		Actual losses	Estimated losses (expected losses as of March 31, 2008)		Actual losses
		After deduction of reserves			After deduction of reserves
Corporate	1,086.0	217.0	74.6	1,121.0	350.0	345.3
Sovereign	5.4	(7.0)	0.0	1.3	(11.1)	0.0
Bank	6.4	2.6	(2.6)	2.9	2.5	28.6
Residential mortgage	78.2	6.8	5.1	86.6	22.7	17.2
Qualifying revolving loan (retail)	7.2	2.3	(0.1)	7.9	3.2	2.1
Other retail	52.9	8.8	(2.8)	51.9	16.4	3.8

Total	1,236.5	230.5	74.1	1,271.8	383.9	397.3

	(Billions of yen)
	For the period from April 1, 2009 through March 31, 2010			For the period from April 1, 2010 through March 31, 2011
	Estimated losses (expected losses as of March 31, 2009)		Actual losses	Estimated losses (expected losses as of March 31, 2010)		Actual losses
		After deduction of reserves			After deduction of reserves
Corporate	1,313.1	473.3	166.5	1,296.9	454.0	22.9
Sovereign	1.7	(10.8)	0.3	1.5	(11.4)	0.2
Bank	35.5	6.5	1.0	38.4	8.3	(0.4)
Residential mortgage	95.8	24.8	33.2	122.6	31.1	31.5
Qualifying revolving loan (retail)	10.3	3.8	0.2	10.2	3.5	1.4
Other retail	51.3	15.6	4.3	51.2	15.0	23.1

Total	1,508.0	513.3	205.8	1,521.1	500.6	78.7

	(Billions of yen)
	For the period from April 1, 2011 through March 31, 2012			For the period from April 1, 2012 through March 31, 2013
	Estimated losses (expected losses as of March 31, 2011)		Actual losses	Estimated losses (expected losses as of March 31, 2012)		Actual losses
		After deduction of reserves			After deduction of reserves
Corporate	989.6	373.2	29.2	828.0	272.6	75.6
Sovereign	1.3	(11.7)	0.2	3.1	(10.2)	0.2
Bank	31.9	4.1	(1.4)	18.4	6.3	(5.0)
Residential mortgage	150.4	43.2	(2.9)	134.8	41.6	(9.2)
Qualifying revolving loan (retail)	12.2	4.2	(0.7)	10.8	3.7	0.3
Other retail	74.7	24.1	5.2	73.5	24.2	0.2

Total	1,260.3	437.2	29.5	1,068.8	338.4	62.1

	(Billions of yen)
				For the period from April 1, 2013 through March 31, 2014
				Estimated losses (expected losses as of March 31, 2013)		Actual losses
					After deduction of reserves
Corporate				785.1	246.9	(41.2)
Sovereign				1.7	(11.9)	(13.5)
Bank				12.5	6.5	(1.2)
Residential mortgage				123.7	50.5	(3.2)
Qualifying revolving loan (retail)				11.2	3.9	0.4
Other retail				69.1	26.2	1.4

Total				1,003.6	322.3	(57.4)

Notes:

1.	Estimated losses after deduction of reserve are the amount after deductions of partial direct write-offs, specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims against special attention obligors or below), etc., as of the beginning of each period. Equity exposure under the PD/LGD approach is not included in the amount of estimated losses.

2.	Actual losses are the sum of the net increase (decrease) in the amount of partial direct write-offs, specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims against special attention obligors or below), etc., as well as tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness and losses from debt-equity swaps during the relevant period. Equity exposure under the PD/LGD approach is not included in the amount of actual losses.

■ Methods for credit risk mitigation

(7) Risk management regarding credit risk mitigation

We obtain collateral and guarantees as a means of securing credit. In obtaining the collateral and guarantees, we evaluate the value of the collateral, guarantee performance capability of guarantor and legal enforceability, and we also conduct periodical subsequent re-evaluations. Furthermore, we monitor the state of concentration of collateral type and concentration of credit risks in individual companies, including indirect credit exposure such as guarantees.

When calculating the credit risk weighted assets for capital adequacy ratio regulations, the effect of credit risk mitigation through financial collateral (mainly deposits and securities), other collateral (mainly real estate) and guarantees by “sovereign, banks or corporations above a certain credit rating” is reflected.

For derivatives transactions and repurchase transactions, in cases in which a bilateral netting contract is valid in light of the legal system of the relevant jurisdiction, we take its effect into consideration.

(8) Credit risk mitigation by portfolio classification

The amounts of exposure to which the method of credit risk mitigation through collateral and guarantees is applied are as follows:

	(Billions of yen)
	As of March 31, 2013
	Financial collateral	Other collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	2,426.9	4,812.5	6,223.2	46.2	13,509.0
Corporate	2,033.7	4,552.6	4,779.9	46.2	11,412.5
Sovereign	0.0	18.4	481.3	—	499.7
Bank	365.3	53.1	25.7	—	444.3
Retail	27.8	188.3	936.2	—	1,152.3
Residential mortgage	—	—	206.1	—	206.1
Qualifying revolving loan	—	—	0.3	—	0.3
Other retail	27.8	188.3	729.8	—	945.9
Others	—	—	—	—	—

Standardized approach	971.1	n.a.	28.0	—	999.2
Sovereign	940.9	n.a.	28.0	—	968.9
Bank	—	n.a.	—	—	—
Corporate	30.2	n.a.	—	—	30.2
Residential mortgage	—	n.a.	—	—	—
Securitizations	—	n.a.	—	—	—
Others	—	n.a.	—	—	—

Total	3,398.1	4,812.5	6,251.2	46.2	14,508.2

	(Billions of yen)
	As of March 31, 2014
	Financial collateral	Other collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	2,463.0	4,917.9	6,963.4	29.0	14,373.5
Corporate	2,071.0	4,604.9	5,867.3	29.0	12,572.3
Sovereign	2.5	16.8	282.5	—	301.9
Bank	363.2	97.5	24.6	—	485.4
Retail	26.1	198.6	789.0	—	1,013.8
Residential mortgage	—	—	181.8	—	181.8
Qualifying revolving loan	—	—	0.2	—	0.2
Other retail	26.1	198.6	606.8	—	831.6
Others	—	—	—	—	—

Standardized approach	285.7	n.a.	53.8	—	339.5
Sovereign	250.0	n.a.	53.8	—	303.8
Bank	6.3	n.a.	—	—	6.3
Corporate	29.4	n.a.	—	—	29.4
Residential mortgage	—	n.a.	—	—	—
Securitizations	—	n.a.	—	—	—
Others	—	n.a.	—	—	—

Total	2,748.8	4,917.9	7,017.2	29.0	14,713.1

■ Counterparty risk in derivatives transactions and long-settlement transactions

(9) Management of counterparty risk in derivatives transactions and long-settlement transactions

In managing the risk pertaining to counterparty risk in derivatives transactions and long-settlement transactions, we generally allocate risk capital together with loans, etc. As to derivatives transactions with financial institutions, etc., we periodically, where necessary, deliver and receive collateral to and from the counterparty based on the replacement cost to mitigate credit risk (collateralized derivative transactions). In conducting such transactions, there is a risk in which we may be required to provide additional collateral in cases where our credit profile deteriorates. We calculate reserves for derivatives transactions by multiplying the same reserve ratio that we use for loans, etc., against the replacement cost.

(10) Status of counterparty risk in derivatives transactions and long-settlement transactions

(A) Status of derivatives transactions and long-settlement transactions

Derivative transactions

	(Billions of yen)
	As of March 31, 2013			As of March 31, 2014
	Gross replacement cost	Gross add-on	Credit equivalent amount	Gross replacement cost	Gross add-on	Credit equivalent amount
Current exposure method
Foreign exchange-related transactions	2,562.5	2,293.7	4,856.3	1,636.4	2,377.2	4,013.6
Interest rate-related transactions	6,023.2	2,384.8	8,408.0	4,255.8	1,794.5	6,050.3
Gold-related transactions	—	—	—	—	—	—
Equity-related transactions	110.7	100.9	211.7	119.8	84.4	204.2
Transactions related to precious metals (other than gold)	25.7	97.1	122.8	25.7	93.9	119.6
Other commodity-related transactions	304.5	1,007.2	1,311.7	382.9	1,279.8	1,662.7
Credit derivatives transactions	69.8	299.7	369.5	53.6	250.2	303.9
Subtotal (A)	9,096.7	6,183.5	15,280.2	6,474.4	5,880.1	12,354.6
Netting benefits by close-out netting settlement contracts (B)	n.a.	n.a.	9,775.2	n.a.	n.a.	7,578.6
Subtotal (C)=(A)+(B)	n.a.	n.a.	5,505.0	n.a.	n.a.	4,775.9
Effect of credit risk mitigation by collateral (D)	n.a.	n.a.	651.8	n.a.	n.a.	631.9

Total (C)+(D)	n.a.	n.a.	4,853.1	n.a.	n.a.	4,144.0

Standardized method			Credit equivalent amount			Credit equivalent amount
Total			284.3			223.1

Note:	The current exposure method and standardized method are used as the method to calculate credit equivalent amounts.

Long-settlement transactions

	(Billions of yen)
	As of March 31, 2013			As of March 31, 2014
	Gross replacement cost	Gross add-on	Credit equivalent amount	Gross replacement cost	Gross add-on	Credit equivalent amount
Long-settlement transactions	3.3	3.0	6.3	5.0	2.3	7.4

Notes:

1.	The current exposure method is used as the method to calculate credit equivalent amounts.

2.	Neither the “netting benefits by close-out netting settlement contracts” nor the “effect of credit risk mitigation by collateral” applies to long-settlement transactions.

(B) Amounts of credit risk mitigation by type

	(Billions of yen)
	As of March 31, 2013	As of March 31, 2014
Financial collateral	31.8	17.3
Other collateral	51.3	29.9
Guarantees, others	10.1	19.3

Total	93.3	66.6

(C) Notional amount of credit derivatives subject to credit equivalent amount calculations

		(Billions of yen)
		As of March 31, 2013	As of March 31, 2014
		Notional amount	Notional amount
Credit derivatives type:
Credit default swap	Protection bought	2,511.3	2,169.2
	Protection sold	2,308.0	2,018.6

Total return swap	Protection bought	—	—
	Protection sold	—	—

Total	Protection bought	2,511.3	2,169.2
	Protection sold	2,308.0	2,018.6

Note: Credit derivatives used for credit risk mitigation are as follows:

	(Billions of yen)
	As of March 31, 2013	As of March 31, 2014
Credit derivatives used for credit risk mitigation	113.7	79.5

■ Securitization exposure

We classify transactions as securitization exposure based on two characteristics, “non-recourse” and “senior/subordinated structure,” pursuant to the definitions set forth in the FSA Notice No. 20, etc.; provided that the transactions do not include those which fall within specialized lending exposure.

(11) Summary of securitization exposure and its risk management

We are associated with securitization transactions from various purposes and positions through our banking book and trading book. Quantitative information related to (a) to (c) below is disclosed in “(13) Quantitative disclosure items for securitization exposure,” in accordance with the definitions set forth in the FSA Notice No. 20. Securitization exposures are separately disclosed for calculation of credit risk-weighted assets and market risk equivalent amounts.

— The role of our securitization transactions

(a) Securitization of our assets (“Securitization as originator”)

For the purposes of mitigating credit risk and credit concentration risk, controlling economic capital and responding to the needs of our investors, etc., we engage in securitization transactions the underlying assets of which include mortgage loans and loans to our corporate customers. When conducting a securitization as an originator, we consider such transaction from various aspects, including the effects of reduction of economic capital and improvement of return on risk as well as the practical effects of risk transfers, and make a comprehensive judgment on structure and appropriateness of transaction.

(b) Securitization program (ABCP/ABL) sponsor

As a means of supporting our customers in their securitization of their account receivables and notes receivables, etc., we retain securitization exposure by providing asset-backed loans (ABLs, which are on-balance-sheet transactions), and providing asset-backed commercial paper (ABCP) backup lines (off-balance-sheet transactions), as sponsor to special purpose companies (in the form of Cayman Islands Corporations, etc.). In such cases, in addition to gaining firm understanding of the actual risk profile through due diligence from the viewpoint of investors, we assign internal ratings and make evaluations by assessing such transactions and carefully managing the exposure together with other direct loan assets.

(c) Investment in alternative credit risk assets (“Securitization transactions as investor”)

We hold securitization products, such as ABS, CMBS, RMBS, and CDO, and resecuritization products, the underlying assets of which are mainly RMBS and CDO, etc., for the purpose of investing in alternative credit risk assets that are different from conventional credit risk assets in order to diversify our investment portfolio. The Portfolio Management Committee, etc. set limits on the amount of investment for securitization transactions as investor, and we maintain a stringent structure for management of such transactions. In addition, we implement stress tests based on scenarios under the market liquidity depletion and sharp price declines.

In addition, we undertake various securitization program arrangements such as ABL, ABCP and trust schemes, etc., as a means of financing for our customers. We endeavor to understand the actual risk profile, including the underlying assets, and to disclose appropriately the risks and terms of the program to the customers who invest in the product.

Furthermore, we actively act as servicer for securitization transactions, offer settlement account facilities (servicer cash advance) and provide interest rate swaps to securitization conduits.

None of our affiliated entities hold securitization products in which we are involved as originators or sponsors.

—   Overview of risk characteristics in securitization and monitoring system

In addition to price fluctuation and market liquidity risks, securitization and resecuritization products are exposed to risks related to default, recovery and granularity of underlying asset portfolio.

The structure of these products also contains risks related to the originators, the administrators, trustees and managers of the underlying assets.

To address these risks, we also analyze the structure in terms of the underlying assets and credit events. We monitor the ability, quality and operating performance of originators and managers in charge of controlling the underlying assets as well as covenant information and credit status of the parties related to the program.

In addition, for resecuritization products, we pay attention to the underlying assets of the underlying securitization products.

We also assign internal ratings to all products and review the rating at least once a year. If there is a change in the credit situations, we will review the internal rating as appropriate. As mentioned above, we have established a system to comprehensively understand the risk characteristics of securitization exposures and manage these exposures.

We conduct credit risk measurements on all credit transactions, including securitization transactions. Furthermore, we carry out periodic monitoring on investment amount and performance on securitization transactions and report the situations to our Portfolio Management Committee, etc.

—   Status of response to Basel Framework

In calculating credit risk-weighted assets of securitization exposure under the internal ratings-based approach, we apply the ratings-based approach (“RBA”) if the asset has a rating obtained from eligible external credit assessment institutions and apply the supervisory formula approach (“SF”) in other cases pursuant to the FSA Notice No. 20. We apply a risk weight of 1,250% under Basel III when neither RBA nor SF can be applied.

In addition, in calculating credit risk-weighted assets of securitization exposure under the standardized approach, we calculate based on risk weight according to ratings by eligible external credit assessment institutions and weighted average risk weight of underlying assets.

In terms of securitization exposure in our trading book that is subject to market risk regulations, we adopt the standardized measurement method and calculate market risk equivalent amounts in connection with the specific risks of securitization products based on risk weights according to ratings assigned by eligible external credit assessment institutions pursuant to the FSA Notice No. 20.

As for the eligible external credit assessment institutions, we refer to Rating and Investment Information, Inc. (R&I), Japan Credit Rating Agency, Ltd. (JCR), Moody’s Investors Service Inc. (Moody’s), Standard & Poor’s (S&P) and Fitch Ratings, Ltd. in determining securitization exposure risk weight (We do not separately designate eligible external credit assessment institutions for each type of securitization exposure).

(12) Accounting policies for securitization transactions

The point at which financial assets and liabilities relating to securitization transactions begin or cease to be recognized, their evaluation and accounting treatment are pursuant to “Accounting Standards Relating to Financial Products” (Business Accounting Standards No. 10), etc., and we conduct valuations based on market price or other reasonably calculated price (such as a price quoted by a broker or an information vender) unless the valuation based on such information is recognized as extremely difficult to conduct in practice. With respect to the credit investments in securitization products made as an alternative to loans by the European, North American and other offices of domestic consolidated banking subsidiaries, we applied reasonably calculated prices based on the reasonable estimates of our management as fair value. In deriving reasonably calculated prices based on the reasonable estimates of our management, we used the discounted cash flow method, and the price decision variables include default rates, recovery rates, pre-payment rates and discount rates.

Furthermore, we apply appropriate accounting treatment on compound financial products based on “Report on Auditing Securitized Instruments”, announced by the Japanese Institute of Certified Public Accountants on March 26, 2008.

(13) Quantitative disclosure items for securitization exposure

— Securitization exposure as originator (for calculation of credit risk-weighted assets)

(A) Information by type of underlying assets

	(Billions of yen)
	As of, or for the fiscal year ended, March 31, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Traditional securitizations
Amount of underlying assets (a)	—	142.3	—	—	—	—	—	142.3
Default exposure	—	1.8	—	—	—	—	—	1.8
Losses during the fiscal year	—	0.3	—	—	—	—	—	0.3
Amount of exposures securitized during the fiscal year	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the fiscal year	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	496.9	10.0	—	506.9
Default exposure	—	—	—	—	—	—	—	—
Losses during the fiscal year	—	—	—	—	—	—	—	—
Amount of exposures securitized during the fiscal year	—	—	—	—	—	—	—	—
Total amount of underlying assets (a)+(b)	—	142.3	—	—	496.9	10.0	—	649.3

	(Billions of yen)
	As of, or for the fiscal year ended, March 31, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Traditional securitizations
Amount of underlying assets (a)	—	117.6	—	—	—	—	—	117.6
Default exposure	—	1.4	—	—	—	—	—	1.4
Losses during the fiscal year	—	0.3	—	—	—	—	—	0.3
Amount of exposures securitized during the fiscal year	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the fiscal year	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	366.3	—	—	366.3
Default exposure	—	—	—	—	—	—	—	—
Losses during the fiscal year	—	—	—	—	—	—	—	—
Amount of exposures securitized during the fiscal year	—	—	—	—	113.2	—	—	113.2
Total amount of underlying assets (a)+(b)	—	117.6	—	—	366.3	—	—	484.0

Notes:

1.	Items that refer to “during the fiscal year” show amounts accumulated during the fiscal year ended March 31, 2013 and 2014.

2.	“Amount of underlying assets” and “Losses during the fiscal year” include those related to, in addition to exposure originated by us, exposure to assets originated by other financial institutions if they are contained in the same securitization program.

3.	“Default exposure” and “Losses during the fiscal year” with respect to synthetic securitization transactions are based on the definition of default as set forth in the respective transactions.

4.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction.

5.	“Credit cards” include shopping credit receivables, card loans, etc.

6.	The effects of risk mitigation, in the context of calculating capital adequacy ratio, of transfers (hedges) of risk through synthetic securitization transactions are reflected in “Required capital” of “(B) Information of securitization exposure retained or purchased.”

7.	Of the securitization exposure retained or purchased whose risk has been transferred (hedged) through securitization schemes, we have categorized securitization exposure as investor if the risk transfer (hedge) effects are not reflected in the calculation of capital adequacy ratio, following the definition for classification of securitization exposure set forth in the FSA Notice No. 20, etc.

–Exposure intended to be securitized–

(Billions of yen)
As of March 31, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Exposure intended to be securitized	—	—	—	—	—	—	—	—

(Billions of yen)
As of March 31, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Exposure intended to be securitized	—	—	—	—	—	—	—	—

(B) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of March 31, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
On-balance sheet	—	35.4	—	—	496.9	10.0	—	542.3
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	35.4	—	—	496.9	10.0	—	542.3
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	—	—	—	—	—	—	—	—

	(Billions of yen)
	As of March 31, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
On-balance sheet	—	34.5	—	—	364.2	—	—	398.8
Exposure on resecuritizations	—	—	—	—	—	—	—	—

Off-balance sheet	—	—	—	—	2.0	—	—	2.0
Exposure on resecuritizations	—	—	—	—	—	—	—	—

Total	—	34.5	—	—	366.3	—	—	400.8
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	—	—	—	—	110.9	—	—	110.9

Notes:

1.	Classification based on type of underlying asset is conducted according to the principal underlying asset type for each transaction.

2.	“Credit cards” include shopping credit receivables, card loans, etc.

3.	“Exposure whose underlying assets are overseas assets” is classified based on the principal underlying asset type for each transaction.

4.	“Exposure on resecuritizations” as of both March 31, 2013 and 2014 are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of March 31, 2013

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	449.6	—	—	—	449.6	—
Up to 50%	19.6	—	—	—	19.6	—
Up to 100%	36.4	—	—	—	36.4	—
Up to 250%	5.0	—	—	—	5.0	—
Up to 650%	28.5	—	—	—	28.5	—
Less than 1,250%	3.2	—	—	—	3.2	—
1,250%	—	—	—	—	—	—

Total	542.3	—	—	—	542.3	—

	(Billions of yen)
	As of March 31, 2014

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	320.6	—	1.9	—	322.6	—
Up to 50%	6.2	—	—	—	6.2	—
Up to 100%	34.5	—	—	—	34.5	—
Up to 250%	11.9	—	—	—	11.9	—
Up to 650%	17.4	—	—	—	17.4	—
Less than1,250%	8.0	—	0.1	—	8.1	—
1,250%	—	—	—	—	—	—

Total	398.8	—	2.0	—	400.8	—

–Amount of required capital by risk weight category–

	(Billions of yen)
	As of March 31, 2013

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	2.7	—	—	—	2.7	—
Up to 50%	0.5	—	—	—	0.5	—
Up to 100%	1.8	—	—	—	1.8	—
Up to 250%	0.0	—	—	—	0.0	—
Up to 650%	0.4	—	—	—	0.4	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	5.5	—	—	—	5.5	—

	(Billions of yen)
	As of March 31, 2014

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	1.9	—	0.0	—	2.0	—
Up to 50%	0.1	—	—	—	0.1	—
Up to 100%	1.4	—	—	—	1.4	—
Up to 250%	0.8	—	—	—	0.8	—
Up to 650%	0.8	—	—	—	0.8	—
Less than1,250%	0.4	—	—	—	0.4	—
1,250%	—	—	—	—	—	—

Total	5.7	—	0.0	—	5.7	—

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
Risk weight	As of March 31, 2013	As of March 31, 2014
Up to 20%	—	—
Up to 50%	—	—
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	—	—

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

–Capital increase due to securitization transactions–

	(Billions of yen)
	As of March 31, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	2.5	—	—	—	—	—	2.5

	(Billions of yen)
	As of March 31, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	1.7	—	—	—	—	—	1.7

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Notice No. 20–

(Billions of yen)
	As of March 31, 2013	As of March 31, 2014
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Notice No. 20	—	—

— Securitization exposure as sponsor of securitization programs (ABCP/ABL) (for calculation of credit risk-weighted assets)

(C) Information by type of underlying assets

	(Billions of yen)
	As of, or for the fiscal year ended, March 31, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	73.4	—	49.6	75.6	457.8	—	55.9	712.4
Default exposure	—	—	—	0.0	7.3	—	—	7.4
Estimated loss amount related to underlying assets during the fiscal year	0.5	—	0.5	0.3	9.7	—	0.5	11.7
Amount of exposures securitized during the fiscal year	461.2	—	495.9	894.6	2,948.9	—	163.4	4,964.2

	(Billions of yen)
	As of, or for the fiscal year ended, March 31, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	50.3	—	14.3	61.3	464.8	—	71.9	662.7
Default exposure	—	—	—	—	7.1	—	—	7.1
Estimated loss amount related to underlying assets during the fiscal year	1.1	—	0.1	0.0	8.9	—	0.7	11.0
Amount of exposures securitized during the fiscal year	296.4	—	316.4	646.1	3,308.2	—	723.3	5,290.6

Notes:

1.	Items that refer to “during the fiscal year” show amounts accumulated during the fiscal year ended March 31, 2013 and 2014.

2.	Securitization exposure that is acquired in securitization of customer’s claims other than as sponsor (in the form of asset-backed securities, trust beneficiary rights and other transferable instruments) is categorized as securitization exposure as investor.

3.	The amount of default exposure is the amount of the underlying assets recognized as default in the calculation of capital adequacy ratio.

4.	Estimated loss amount related to underlying assets is based on the amount of the underlying assets as of the relevant date and the following parameters that are used in the calculation of capital adequacy ratio:

• parameters used in the calculation of required capital for an underlying asset when applying the supervisory formula (e.g., PD); and

• with respect to underlying assets classified as securitization exposure, the conservative application of risk weights used in the ratings-based approach.

5.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

6.	“Credit cards” include shopping credit receivables, card loans, etc.

(D) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of March 31, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
On-balance sheet	56.9	—	35.7	21.7	302.5	—	28.6	445.6
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	80.5	—	44.5	43.8	256.0	—	35.2	460.3
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	137.4	—	80.2	65.6	558.6	—	63.9	906.0
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	68.1	—	37.5	8.8	220.9	—	63.4	399.0

	(Billions of yen)
	As of March 31, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
On-balance sheet	35.8	—	13.0	61.3	471.2	—	70.2	651.6
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	75.4	—	46.6	—	111.8	—	2.2	236.1
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	111.2	—	59.7	61.3	583.0	—	72.4	887.8
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	58.3	—	56.6	11.7	257.1	—	60.6	444.4

Notes:

1.	Securitization exposure retained or purchased includes unused portions of securitization programs that are subject to allocation of required capital.

2.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

3.	Credit cards” include shopping credit receivables, card loans, etc.

4.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

5.	“Exposure on resecuritizations” as of both March 31, 2013 and 2014 are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of March 31, 2013

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	438.0	—	460.3	—	898.3	—
Up to 50%	0.0	—	—	—	0.0	—
Up to 100%	2.5	—	—	—	2.5	—
Up to 250%	5.1	—	—	—	5.1	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	445.6	—	460.3	—	906.0	—

	(Billions of yen)
	As of March 31, 2014

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	631.1	—	236.1	—	867.3	—
Up to 50%	9.7	—	—	—	9.7	—
Up to 100%	9.8	—	—	—	9.8	—
Up to 250%	1.0	—	—	—	1.0	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	651.6	—	236.1	—	887.8	—

–Amount of required capital by risk weight category–

	(Billions of yen)
	As of March 31, 2013
	On-balance sheet		Off-balance sheet		Total
Risk weight		Exposure on resecuritizations		Exposure on resecuritizations		Exposure on resecuritizations
Up to 20%	3.3	—	2.8	—	6.2	—
Up to 50%	0.0	—	—	—	0.0	—
Up to 100%	0.1	—	—	—	0.1	—
Up to 250%	0.4	—	—	—	0.4	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	3.9	—	2.8	—	6.8	—

	(Billions of yen)
	As of March 31, 2014
	On-balance sheet		Off-balance sheet		Total
Risk weight		Exposure on resecuritizations		Exposure on resecuritizations		Exposure on resecuritizations
Up to 20%	3.9	—	1.4	—	5.3	—
Up to 50%	0.3	—	—	—	0.3	—
Up to 100%	0.5	—	—	—	0.5	—
Up to 250%	0.1	—	—	—	0.1	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	4.9	—	1.4	—	6.3	—

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
Risk weight	As of March 31, 2013	As of March 31, 2014
Up to 20%	—	—
Up to 50%	—	—
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	—	—

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Notice No. 20–

(Billions of yen)
	As of March 31, 2013	As March 31, 2014
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Notice No. 20	—	—

— Securitization exposure as investor (for calculation of credit risk-weighted assets)

(E) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of March 31, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	78.6	1,279.3	45.5	49.9	161.4	156.6	91.4	1,863.0
Exposure on resecuritizations	—	23.5	0.5	—	101.8	—	—	125.9
Off-balance sheet	0.0	—	10.0	14.5	0.0	0.4	4.3	29.3
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	78.6	1,279.3	55.5	64.4	161.4	157.1	95.7	1,892.3
Exposure on resecuritizations	—	23.5	0.5	—	101.8	—	—	125.9
Exposure on securitizations to which a risk weight of 1,250% is applied	—	2.6	0.2	1.0	0.7	27.9	0.6	33.2
Exposure whose underlying assets are overseas assets	70.3	55.5	8.6	40.1	158.7	22.7	7.9	364.1

	(Billions of yen)
	As of March 31, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	65.3	1,167.9	42.9	48.7	138.4	80.9	73.7	1,618.3
Exposure on resecuritizations	—	18.8	—	—	70.8	—	—	89.6
Off-balance sheet	22.4	—	116.2	6.8	2.8	0.3	3.6	152.3
Exposure on resecuritizations	—	0.3	—	—	—	—	—	0.3
Total	87.8	1,167.9	159.1	55.6	141.3	81.3	77.3	1,770.6
Exposure on resecuritizations	—	19.1	—	—	70.8	—	—	89.9
Exposure on securitizations to which a risk weight of 1,250% is applied	—	2.2	0.8	1.3	—	16.1	0.6	21.2
Exposure whose underlying assets are overseas assets	77.0	56.7	107.4	38.0	141.2	23.2	8.1	451.9

Notes:

1.	Subordinated contributions for managed collateralized loan obligations (“CLO”), etc., are included in the above table as exposure as investor even when the assets underlying those CLOs, etc., include exposures that were originated by us. Our subordinated contributions for those managed CLOs, etc. (a risk weight of 1,250% was applied for purpose of capital adequacy ratio calculation), were ¥0.7 billion as of March 31, 2013 and ¥0.8 billion as of March 31, 2014 .

2.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

3.	“Credit cards” include shopping credit receivables, card loans, etc.

4.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

5.	Securitization exposure retained or purchased whose risk transfer (hedge) effects are reflected in the calculation of capital adequacy ratio is categorized as securitization exposure as originator.

6.	“Exposure on resecuritizations” as of both March 31, 2013 and 2014 are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of March 31, 2013

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	1,582.7	47.0	10.0	—	1,592.7	47.0
Up to 50%	199.6	78.3	14.5	—	214.2	78.3
Up to 100%	30.7	0.5	—	—	30.7	0.5
Up to 250%	4.5	—	—	—	4.5	—
Up to 650%	13.1	—	3.6	—	16.8	—
Less than 1, 250%	—	—	—	—	—	—
1,250%	32.1	—	1.1	—	33.2	—

Total	1,863.0	125.9	29.3	—	1,892.3	125.9

	(Billions of yen)
	As of March 31, 2014

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	1,417.0	18.8	141.5	0.3	1,558.6	19.1
Up to 50%	153.0	70.8	6.8	—	159.8	70.8
Up to 100%	10.2	—	—	—	10.2	—
Up to 250%	4.4	—	—	—	4.4	—
Up to 650%	13.2	—	2.9	—	16.2	—
Less than 1, 250%	—	—	—	—	—	—
1,250%	20.1	—	1.0	—	21.2	—

Total	1,618.3	89.6	152.3	0.3	1,770.6	89.9

–Amount of required capital by risk weight category–

	(Billions of yen)
	As of March 31, 2013

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	10.9	0.7	0.0	—	11.0	0.7
Up to 50%	5.2	1.9	0.2	—	5.5	1.9
Up to 100%	2.2	0.0	—	—	2.2	0.0
Up to 250%	0.9	—	—	—	0.9	—
Up to 650%	4.6	—	1.0	—	5.6	—
Less than 1, 250%	—	—	—	—	—	—
1,250%	33.4	—	1.1	—	34.6	—

Total	57.5	2.7	2.5	—	60.1	2.7

	(Billions of yen)
	As of March 31, 2014

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	9.5	0.3	0.8	—	10.4	0.3
Up to 50%	4.3	2.0	0.1	—	4.4	2.0
Up to 100%	0.7	—	—	—	0.7	—
Up to 250%	0.9	—	—	—	0.9	—
Up to 650%	5.0	—	0.8	—	5.8	—
Less than 1, 250%	—	—	—	—	—	—
1,250%	20.9	—	1.0	—	22.0	—

Total	41.5	2.4	2.9	—	44.5	2.4

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
Risk weight	As of March 31, 2013	As of March 31, 2014
Up to 20%	—	—
Up to 50%	22.3	12.5
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	22.3	12.5

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Notice No. 20–

(Billions of yen)
	As of March 31, 2013	As March 31, 2014
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Notice No. 20	—	—

In addition to the above, within the provision of credit in the form of eligible servicer cash advance, set forth in Article 246 of the FSA Notice No. 20, there was an undrawn portion to which no required capital is allocated.

The balances of such portion as of March 31, 2013 and 2014 were ¥103.1 billion and ¥105.4 billion, respectively.

—Securitization exposure as originator (for calculation of market risk equivalent amounts)

(F) Information by type of underlying assets

(Billions of yen)
As of, or for the fiscal year ended, March 31, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Traditional securitizations
Amount of underlying assets (a)	—	—	—	—	—	—	—	—
Amount of exposures securitized during the fiscal year	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the fiscal year	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	1,040.0	—	—	1,040.0
Amount of exposures securitized during the fiscal year	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the fiscal year	—	—	—	—	—	—	—	—
Total amount of underlying assets (a)+(b)	—	—	—	—	1,040.0	—	—	1,040.0

(Billions of yen)
As of, or for the fiscal year ended, March 31, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Traditional securitizations
Amount of underlying assets (a)	—	—	—	—	—	—	—	—
Amount of exposures securitized during the fiscal year	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the fiscal year	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	10.0	—	—	10.0
Amount of exposures securitized during the fiscal year	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the fiscal year	—	—	—	—	—	—	—	—
Total amount of underlying assets (a)+(b)	—	—	—	—	10.0	—	—	10.0

Note:

Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction.

–Exposure intended to be securitized–

(Billions of yen)
As of March 31, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total

Exposure intended to be securitized	—	—	—	—	—	—	—	—

(Billions of yen)
As of March 31, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total

Exposure intended to be securitized	—	—	—	—	—	—	—	—

(G) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of March 31, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
On-balance sheet	—	—	—	—	6.2	—	—	6.2
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	18.8	—	—	18.8
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	—	—	—	25.0	—	—	25.0
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 100% is applied	—	—	—	—	0.0	—	—	0.0
Exposure whose underlying assets are overseas assets	—	—	—	—	0.0	—	—	0.0

	(Billions of yen)
	As of March 31, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
On-balance sheet	—	—	—	—	0.0	—	—	0.0
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	—	—	—	0.0	—	—	0.0
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 100% is applied	—	—	—	—	0.0	—	—	0.0
Exposure whose underlying assets are overseas assets	—	—	—	—	0.0	—	—	0.0

Notes:

1.	Classification based on type of underlying asset is conducted according to the principal underlying asset type for each transaction.

2.	“Exposure whose underlying assets are overseas assets” is classified based on the principal underlying asset type for each transaction.

–Exposure by risk capital charge category–

	(Billions of yen)
	As of March 31, 2013

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	3.7	—	15.1	—	18.9	—
Up to 4%	2.4	—	3.6	—	6.1	—
Up to 8%	—	—	—	—	—	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%	0.0	—	—	—	0.0	—

Total	6.2	—	18.8	—	25.0	—

	(Billions of yen)
	As of March 31, 2014

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	—	—	—	—	—	—
Up to 4%	—	—	—	—	—	—
Up to 8%	—	—	—	—	—	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%	0.0	—	—	—	0.0	—

Total	0.0	—	—	—	0.0	—

–Amount of required capital by risk capital charge category–

	(Billions of yen)
	As of March 31, 2013

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	0.0	—	0.1	—	0.2	—
Up to 4%	0.0	—	0.0	—	0.1	—
Up to 8%	—	—	—	—	—	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%	0.0	—	—	—	0.0

Total	0.1	—	0.2	—	0.3	—

	(Billions of yen)
	As of March 31, 2014

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	—	—	—	—	—	—
Up to 4%	—	—	—	—	—	—
Up to 8%	—	—	—	—	—	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%	0.0	—	—	—	0.0

Total	0.0	—	—	—	0.0	—

–Subject to Comprehensive Risk Measure–

(Billions of yen)
As of March 31, 2013
	Securitizations	Resecuritizations
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

–Subject to Comprehensive Risk Measure–

(Billions of yen)
As of March 31, 2014
	Securitizations	Resecuritizations
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

–Capital increase due to securitization transactions–

(Billions of yen)
As of March 31, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	—	—	—	—	—	—	—

(Billions of yen)
As of March 31, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	—	—	—	—	—	—	—

— Securitization exposure as sponsor of securitization programs (ABCP/ABL) (for calculation of market risk equivalent amounts)

(H) Information by type of underlying assets

(Billions of yen)
As of, or for the fiscal year ended, March 31, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	—	—	—	—	—	—	—	—
Estimated loss amount related to underlying assets during the fiscal year	—	—	—	—	—	—	—	—
Amount of exposures securitized during the fiscal year	—	—	—	—	—	—	—	—

(Billions of yen)
As of, or for the fiscal year ended, March 31, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	—	—	—	—	—	—	—	—
Estimated loss amount related to underlying assets during the fiscal year	—	—	—	—	—	—	—	—
Amount of exposures securitized during the fiscal year	—	—	—	—	—	—	—	—

(I) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

(Billions of yen)
As of March 31, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
On-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 100% is applied	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	—	—	—	—	—	—	—	—

(Billions of yen)
As of March 31, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
On-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 100% is applied	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	—	—	—	—	—	—	—	—

–Exposure by risk capital charge category–

(Billions of yen)
As of March 31, 2013

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	—	—	—	—	—	—
Up to 4%	—	—	—	—	—	—
Up to 8%	—	—	—	—	—	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%	—	—	—	—	—	—

Total	—	—	—	—	—	—

(Billions of yen)
As of March 31, 2014

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	—	—	—	—	—	—
Up to 4%	—	—	—	—	—	—
Up to 8%	—	—	—	—	—	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%	—	—	—	—	—	—

Total	—	—	—	—	—	—

–Amount of required capital by risk capital charge category–

(Billions of yen)
As of March 31, 2013

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	—	—	—	—	—	—
Up to 4%	—	—	—	—	—	—
Up to 8%	—	—	—	—	—	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%	—	—	—	—	—	—

Total	—	—	—	—	—	—

(Billions of yen)
As of March 31, 2014

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	—	—	—	—	—	—
Up to 4%	—	—	—	—	—	—
Up to 8%	—	—	—	—	—	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%	—	—	—	—	—	—

Total	—	—	—	—	—	—

— Securitization exposure as investor (for calculation of market risk equivalent amounts)

(J) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of March 31, 2013
	Credit Cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	—	3.8	3.5	—	13.3	5.7	1.9	28.4
Exposure on resecuritizations	—	—	—	—	—	—	0.2	0.2
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	3.8	3.5	—	13.3	5.7	1.9	28.4
Exposure on resecuritizations	—	—	—	—	—	—	0.2	0.2
Exposure on securitizations to which a risk weight of 100% is applied	—	3.4	—	—	8.3	0.6	0.2	12.7
Exposure whose underlying assets are overseas assets	—	3.2	3.5	—	0.0	3.3	0.9	11.0

	(Billions of yen)
	As of March 31, 2014
	Credit Cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	17.6	4.8	5.5	—	0.2	3.9	1.8	33.9
Exposure on resecuritizations	—	—	—	—	—	—	0.1	0.1
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	17.6	4.8	5.5	—	0.2	3.9	1.8	33.9
Exposure on resecuritizations	—	—	—	—	—	—	0.1	0.1
Exposure on securitizations to which a risk weight of 100% is applied	—	3.1	—	—	0.2	0.4	0.1	4.0
Exposure whose underlying assets are overseas assets	17.6	4.6	5.5	—	0.0	2.1	0.8	30.7

Notes:

1.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

2.	“Credit cards” include shopping credit receivables, card loans, etc.

3.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

4.	“Exposure on resecuritizations” are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk capital charge category–

	(Billions of yen)
	As of March 31, 2013

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	5.8	—	—	—	5.8	—
Up to 4%	1.9	—	—	—	1.9	—
Up to 8%	3.0	—	—	—	3.0	—
Up to 20%	—	—	—	—	—	—
Up to 52%	4.8	—	—	—	4.8	—
Less than 100%	—	—	—	—	—	—
100%	12.7	0.2	—	—	12.7	0.2

Total	28.4	0.2	—	—	28.4	0.2

	(Billions of yen)
	As of March 31, 2014

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	24.6	—	—	—	24.6	—
Up to 4%	1.2	—	—	—	1.2	—
Up to 8%	3.8	—	—	—	3.8	—
Up to 20%	—	—	—	—	—	—
Up to 52%	0.1	—	—	—	0.1	—
Less than 100%	—	—	—	—	—	—
100%	4.0	0.1	—	—	4.0	0.1

Total	33.9	0.1	—	—	33.9	0.1

–Amount of required capital by risk capital charge category–

	(Billions of yen)
	As of March 31, 2013

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	0.0	—	—	—	0.0	—
Up to 4%	0.0	—	—	—	0.0	—
Up to 8%	0.2	—	—	—	0.2	—
Up to 20%	—	—	—	—	—	—
Up to 52%	1.3	—	—	—	1.3	—
Less than 100%	—	—	—	—	—	—
100%	12.7	0.2	—	—	12.7	0.2

Total	14.4	0.2	—	—	14.4	0.2

	(Billions of yen)
	As of March 31, 2014

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	0.3	—	—	—	0.3	—
Up to 4%	0.0	—	—	—	0.0	—
Up to 8%	0.3	—	—	—	0.3	—
Up to 20%	—	—	—	—	—	—
Up to 52%	0.0	—	—	—	0.0	—
Less than 100%	—	—	—	—	—	—
100%	4.0	0.1	—	—	4.0	0.1

Total	4.8	0.1	—	—	4.8	0.1

–Subject to Comprehensive Risk Measure–

(Billions of yen)
As of March 31, 2013
	Securitization	Resecuritiation
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

(Billions of yen)
As of March 31, 2014
	Securitization	Resecuritiation
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

■ Market risk

See pages 62 to 70 for information regarding market risk.

■ Operational risk

See pages 70 to 73 for information regarding operational risk.

■ Equity exposure in banking book

(14) Risk management related to equity exposure in banking book

With regard to equities in our banking book, we manage default risk through our credit risk management structure and price fluctuation risk through our market risk management structure.

With regard to subsidiaries and related companies in which we invest, we manage their risks on a consolidated basis, and manage them appropriately in accordance with their management classification.

In addition, securities, a part of equity exposure, are valued as follows: Japanese stocks with quoted market prices are valued based on the average quoted market price over the month preceding the consolidated balance sheet date; other securities which have readily determinable fair values are valued at the quoted market price if available, or otherwise based on their reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method); and other securities the fair values of which are extremely difficult to determine are stated at acquisition cost or amortized cost and determined by the moving average method.

(15) Status of equity exposure in banking book

(A) Amounts stated in consolidated balance sheet

	(Billions of yen)
	As of March 31, 2013		As of March 31, 2014
	Consolidated balance sheet amount	Fair value	Consolidated balance sheet amount	Fair value
Exposure of listed stock, etc.	3,020.4	3,268.1	3,479.2	3,616.0
Other equity exposure	390.6	n.a.	362.7	n.a.

Total	3,411.0	n.a.	3,841.9	n.a.

Notes:

1.	The above figures include only Japanese and foreign stocks.

2.	With the introduction of Basel III from the fiscal year ended March 31, 2013, we partially revised the method of counting equity exposure.

(B) Gains and losses on sales related to equity exposure

(Billions of yen)
	For the Fiscal year ended March 31, 2013			For the Fiscal year ended March 31, 2014
	Gains and losses on sales			Gains and losses on sales
		Gains on sales	Losses on sales		Gains on sales	Losses on sales
Sale of equity exposure	46.6	86.2	39.5	81.5	87.4	5.9

Note: The above figures represent gains and losses on sales of stocks in our consolidated statement of income.

(C) Gains and losses from write-offs related to equity exposure

	(Billions of yen)
	For the Fiscal year ended March 31, 2013	For the Fiscal year ended March 31, 2014
	Gains and losses from write-offs	Gains and losses from write-offs
Write-offs of equity exposure	(125.8)	(5.3)

Note: The above figures represent gains and losses on devaluation of stocks in our consolidated statement of income.

(D) Unrealized gains and losses recognized in the consolidated balance sheet and not recognized in the consolidated statement of income

(Billions of yen)
	As of March 31, 2013			As of March 31, 2014
	Net unrealized gains			Net unrealized gains
		Unrealized gains	Unrealized losses		Unrealized gains	Unrealized losses
Equity exposure	755.6	889.0	133.3	1,241.4	1,332.3	90.8

Notes:

1.	The above figures include only Japanese and foreign stocks.

2.	With the introduction of Basel III from the fiscal year ended March 31, 2013, we partially revised the method of counting equity exposure.

(E) Unrealized gains and losses not recognized in the consolidated balance sheet or in the consolidated statement of income

	(Billions of yen)
	As of March 31, 2013			As of March 31, 2014
	Net
		Unrealized gains	Unrealized losses	Net	Unrealized gains	Unrealized losses
Equity exposure	247.6	250.0	2.3	136.8	145.2	8.3

Notes:

1.	The above figures include only Japanese and foreign stocks.

2.	With the introduction of Basel III from the fiscal year ended March 31, 2013, we partially revised the method of counting equity exposure.

(F) Equities exposure by portfolio classification

	(Billions of yen)
	As of March 31, 2013	As of March 31, 2014
PD/LGD approach	1,107.3	1,199.5
Market-based approach (simple risk weight method)	364.4	490.7
Market-based approach (internal models approach)	—	—
Transitional measure applied	2,361.8	2,609.6

Total	3,833.6	4,299.9

■ Compensation of directors, corporate auditors and employees

(16) Qualitative disclosure

(A) State of the organizational system relating to compensation of subject directors, corporate auditors and employees of Mizuho group

1. Subject directors, corporate auditors and employees “Subject directors and corporate auditors” and “Subject employees, etc.,” subject to disclosure as provided for in the FSA Notice (collectively, Subject directors, corporate auditors and employees) are as follows:

(1)  Subject directors and corporate auditors

Subject directors and corporate auditors are directors and corporate auditors of Mizuho Financial Group, Inc. (MHFG). Outside directors and outside corporate auditors are excluded.

(2)  Subject employees, etc.

Subject employees, etc., are employees of MHFG, and directors, corporate auditors and employees of its major consolidated subsidiaries, other than subject directors and corporate auditors, who are “persons who receive large amounts of compensation” and materially affect the operation of business or the state of assets of MHFG or its major consolidated subsidiaries, and are therefore subject to disclosure. The above does not include Subject directors or corporate auditors.

(a)  Major consolidated subsidiaries

A major consolidated subsidiary is an entity whose total assets as a percentage of consolidated total assets exceeds 2% of a bank holding company or bank or is an overseas local entity that conducts banking business similar to a branch. Specifically, it includes Mizuho Bank, Ltd. (MHBK), Mizuho Bank (USA), Mizuho Trust & Banking Co., Ltd. (MHTB), Mizuho Securities Co., Ltd. (MHSC), Mizuho Securities USA Inc., and Mizuho International Plc.

(b)  Persons who receive large amounts of compensation

A person who receives large amounts of compensation refers to a person who receives compensation that exceeds the base amount from MHFG or its major consolidated subsidiaries. The base amount at MHFG has been set at ¥50 million. Such base amount has been set based on the average amounts of the compensation of directors and corporate auditors of MHFG, MHBK and MHTB for the last three fiscal years (excluding persons who resigned or retired during each of such fiscal years), taking into account fluctuations in amounts of compensation over past fiscal years. The preceding base amount has been adopted as the common base in order to unify the selection criteria of persons who receive large amounts of compensation at each of the companies in this paragraph.

(c)  Persons who materially affect the operation of business or the state of assets of Mizuho group

A person who materially affects the operation of business or the state of assets of Mizuho group means a person who exerts significant influence on the operation of the business of MHFG or a major consolidated subsidiary through their work in conducting transactions or management, or who materially affects the state of assets by incurring losses on transactions. Specifically, it includes executive officers of MHFG and directors, corporate auditors, executive officers, and market department employees of major consolidated subsidiaries.

2. Decisions on compensation of subject directors, corporate auditors, and employees

(1)  Decisions on compensation of subject directors, and corporate auditors

The compensation committee, which advises the board of directors of MHFG, is composed of three outside directors and one in-house director (the President & CEO of MHFG). The committee discusses basic policies in determining the compensation of directors and executive officers of MHFG, MHBK, MHTB and MHSC, the compensation system, and the amounts of compensation, and the president & CEO of MHFG reports to the board of directors of MHFG and notifies each of the above companies of the results of the Committee’s discussions. Based on the results of discussions by the compensation committee of MHFG, each of the above companies, including MHFG, decides its own policies in determining compensation for directors and executive officers, compensation systems, and amounts of compensation.

The compensation of corporate auditors is decided through discussion among corporate auditors within the scope of the total amount of corporate auditors’ compensation decided at our ordinary general meeting of shareholders.

(2)  Decisions on compensation of subject employees, etc.

Matters relating to executive officers of MHFG and directors, corporate auditors and executive officers of MHBK, MHTB and MHSC are as set out in (1) Decisions on compensation of subject directors and corporate auditors.

The compensation of subject employees, etc., is decided and paid in accordance with the salary and bonus system established by MHFG and the major consolidated subsidiaries. Such system is designed and put into writing by the human resources departments of MHFG and the major consolidated subsidiaries which are independent of departments furthering business. In terms of the compensation of overseas employees, each overseas office or operation determines its own compensation policy based on local laws and regulations as well as employment relationships.

3. Decisions on compensation of employees in risk management departments and compliance departments

The compensation of employees in risk management departments and compliance departments is decided in accordance with the salary and bonus system, and specific payment amounts are conclusively determined in accordance with employee performance evaluations made by the relevant department and the human resources department, independent from departments furthering business. Each employee of the risk management departments and the compliance departments sets their own items for evaluation in the employee performance evaluations, subject to the approval of their superiors. The degree to which the items are fulfilled is evaluated taking into account the degree of the employee’s contribution to risk-management and compliance.

4. Total amount of compensation paid to members of the compensation committee and number of meetings held by the compensation committee

Number of meetings held (April 2013 – March 2014)
Compensation committee (holding company)	5

Note: The total amount of compensation is not set out above as it is not possible to separately calculate the amounts that are paid as consideration for the execution of duties by the compensation committee.

(B) Evaluating the appropriateness of the design and operation of the system relating to compensation of subject directors, corporate auditors, and employees of Mizuho group

1. Policies relating to compensation

(1)  Policies relating to compensation of subject directors and corporate auditors

Mizuho group has been endeavoring to ensure quality and stable revenue and to increase its corporate value while fulfilling our social responsibilities and accomplishing our public mission. In addition, Mizuho group practices its “customer first policy”, and endeavors to provide customers worldwide with the highest quality financial services at all times, with the aim of becoming “the most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia, and Japan”.

In determining the compensation for directors and corporate auditors of MHFG, our basic policy is to set an appropriate level based on business performance over the medium to long term, compensation levels of directors and corporate auditors in other companies, including those in the same industry, economic and social conditions, as well as the roles and responsibilities of directors and corporate auditors in contributing to the realization of our previously mentioned objectives.

In addition, we have designed the compensation system with the aim of restraining excessive risk-taking and increasing the consistency of the compensation scale of our directors and corporate auditors with the Mizuho group’s goals.

The subjects of these compensation policies are directors and corporate auditors, and the policy for our directors is determined by a resolution of the board of directors of MHFG, while the policy for our corporate auditors is determined by consultation among the corporate auditors of MHFG.

Further, MHFG, MHBK, MHTB and MHSC all have the same basic policies as described above.

(2)  Policies relating to compensation of subject employees, etc.

The policies relating to compensation for executive officers of MHFG, MHBK, MHTB and MHSC are also the same as the policies described in (1) Policies relating to compensation of subject directors and corporate auditors above.

Compensation for other employees, etc., is determined in accordance with their duties and responsibilities. Some bonuses that are linked to performance are determined after comprehensively evaluating the employee’s contribution to business, including any qualitative contributions to the organization, in a manner that does not place an excessive emphasis on results.

2. The effect of the overall level of compensation, etc., on equity capital

The compensation committee of MHFG receives reports on the amount of compensation paid to directors and executive officers of MHFG, MHBK, MHTB and MHSC in the previous fiscal year and confirms that there is no material effect on the Mizuho group’s performance or the adequacy of equity capital.

(C) Compatibility between system for compensation of subject directors, corporate auditors, and employees of Mizuho group and risk management and matters relating to linking compensation with performance

If there are any decisions regarding the calculation method and payment amounts of performance-linked compensation for directors and executive officers of any of MHFG, MHBK, MHTB and MHSC, we will take into account not only the profits for the period but also the various risks according to each executive officer, including evaluating the business results based on the capital costs and credit costs attributable to the business handled and making adjustments based on other qualitative evaluations.

There is no system of performance-linked compensation for corporate auditors.

In addition, the compensation committee of MHFG receives reports on the compensation system, etc., from MHFG, MHBK, MHTB and MHSC as necessary in light of confirming the status of compliance with Japanese and overseas regulations on compensation and provides its opinion to the companies above.

(17) Quantitative disclosure items

(A) Matters relating to types and total amounts of, and payment method for, compensation of subject directors, corporate auditors, and employees of Mizuho group

–Total amount of the compensation, etc., of subject directors, corporate auditors and employees–

	(Millions of yen)
	For the fiscal year ended March 31, 2014

	Number of persons	Total amount of compensation	Total amount of fixed compensation	Base compensation	Stock compensation- type stock options	Others
Subject directors and corporate auditors (excluding outside directors and outside corporate auditors)	14	641	641	495	143	2

Subject employees, etc.	177	15,380	6,401	5,401	404	595
Overseas employees, etc.	146	13,486	4,966	4,285	88	592

	(Millions of yen)
	For the fiscal year ended March 31, 2014

	Total amount of variable compensation	Base compensation	Bonus	Others	Retirement benefits	Others
Subject directors and corporate auditors (excluding outside directors and outside corporate auditors)	—	—	—	—	—	—

Subject employees, etc.	8,734	—	8,675	58	—	188
Overseas employees, etc.	8,297	—	8,239	58	—	167

Notes:

1.	Amounts of compensation of subject directors and corporate auditors include amounts of compensation received for duties performed as a director or corporate auditor of a major consolidated subsidiary.

2.	Total amount of fixed compensation includes ¥548 million of deferred compensation that arose during the fiscal year ended March 31, 2014 (subject directors and corporate auditors: ¥143 million; subject employees, etc.: ¥404 million). The amount of fixed compensation deferred prior to the fiscal year ended March 31, 2014 and paid during the fiscal year ended March 31, 2014 was ¥406 million (subject directors and corporate auditors: ¥187 million; subject employees, etc.: ¥219 million) and the outstanding amount of deferred fixed compensation as of March 31, 2014 was ¥1,438 million (subject directors and corporate auditors: ¥479 million; subject employees, etc.: ¥959 million).

3.	Total amount of variable compensation includes ¥1,464 million of deferred compensation that arose during the fiscal year ended March 31, 2014, all of which was for Subject Employees, etc., and could in the future be taken back in the event of poor business results or other detrimental factors. The amount of variable compensation deferred prior to the fiscal year ended March 31, 2014 and paid during the fiscal year ended March 31, 2014 was ¥820 million (subject employees, etc.: ¥820 million) and the outstanding amount of deferred variable compensation as of March 31, 2014 was ¥2,756 million (subject employees, etc. : ¥2,756 million).

4.	Total amount of compensation for subject employees, etc., includes ¥221 million of allowance for termination and resignation (number of subject persons: 6), multi-year guarantees of bonus of ¥270 million (number of subject persons: 3) and signing bonus of ¥127 million (number of subject persons: 4).

5.	The exercise periods of the stock compensation-type stock options (stock acquisition rights) are as set out below. Under the stock option agreements, exercise of the options is postponed, even during the exercise period, until the time of retirement of the director or employee.

Exercise Period
First Series of Stock Acquisition Rights of Mizuho Financial Group, Inc.	from February 17, 2009 to February 16, 2029
Second Series of Stock Acquisition Rights of Mizuho Financial Group, Inc.	from September 28, 2009 to September 25, 2029
Third Series of Stock Acquisition Rights of Mizuho Financial Group, Inc.	from August 27, 2010 to August 26, 2030
Fourth Series of Stock Acquisition Rights of Mizuho Financial Group, Inc.	from December 9, 2011 to December 8, 2031
Fifth Series of Stock Acquisition Rights of Mizuho Financial Group, Inc.	from September 3, 2012 to August 31, 2032
Sixth Series of Stock Acquisition Rights of Mizuho Financial Group, Inc.	from February 18, 2014 to February 17, 2034

(B) Other relevant matters relating to our system of compensation for subject directors, corporate auditors and employees of Mizuho group

MHFG has transformed into a Company with Committees from a Company with Board of Corporate Auditors in June 2014, and has established the statutory Compensation Committee. The Compensation Committee of MHFG shall determine the compensation for each individual director and executive officer as defined in the Companies Act, of MHFG, exercise the approval rights held by MHFG regarding compensation of each individual director of MHBK, MHTB and MHSC, and determine the basic policies and compensation system for directors and executive officers as defined in the Companies Act or in our internal regulations of MHFG, MHBK, MHTB and MHSC.

The chairman of the Compensation Committee shall be an outside director, and in principle its members shall be appointed from among the outside directors (or at least Non-Executive Directors) in order to ensure objectivity and transparency in the compensation of directors and executive officers. All of four members of the Compensation Committee, including the chairman, are currently outside directors.

■ Indicators for assessing Global Systemically Important Banks (G-SIBs)

		(Billions of yen)
Item No.	Description	As of March 31, 2014
1	Total exposures (= a + b + c + d): a. Counterparty exposure of derivatives contracts b. Gross value of securities financing transactions (SFTs) and counterparty exposure of SFTs c. Other assets (other than assets specifically identified above and regulatory adjustments to Tier 1 and CET1 capital under the fully phased-in Basel III framework) d. Notional amount of off-balance sheet items (other than derivatives contracts and SFTs)	192,609.0
2	Intra-financial system assets (= a + b + c + d): a. Funds deposited with or lent to other financial institutions and undrawn committed lines extended to other financial institutions b. Holdings of securities issued by other financial institutions (Note 1) c. Net positive current exposure of SFTs with other financial institutions d. Over-the-counter (OTC) derivatives with other financial institutions that have a net positive fair value	8,643.1
3	Intra-financial system liabilities(= a + b + c): a. Deposits due to, and undrawn committed lines obtained from, other financial institutions b. Net negative current exposure of SFTs with other financial institutions c. OTC derivatives with other financial institutions that have a net negative fair value	12,596.1
4	Securities outstanding(Note 1)	24,210.5
5	Assets under custody	144,710.9
6	Notional amount of OTC derivatives	1,058,347.6
7	Held-for-trading(HFT) securities and available-for-sale(AFS) securities, excluding HFT and AFS securities that meet the definition of Level 1 assets and Level 2 assets with haircuts (Note 2)	9,578.8
8	Level 3 assets (Note 3)	1,482.2
9	Cross-jurisdictional claims	35,165.0
10	Cross-jurisdictional liabilities	22,889.7

Item No.	Description	For the fiscal year ended March 31, 2014
11	Payments (settled through the BOJ-NET, the Japanese Banks’ Payment Clearing Network and other similar settlement systems, excluding intragroup payments)	6,029,806.1
12	Underwritten transactions in debt and equity markets (Note 4)	7,131.7

Notes:

1.	Securities refer to secured debt securities, senior unsecured debt securities, subordinated debt securities, commercial paper, certificate of deposits, and common equities.

2.	Level 1 and Level 2 assets with haircuts are defined in the Basel III Liquidity Coverage Ratio (LCR).

3.	The amount is calculated in accordance with the U.S.GAAP.

4.	This refers to underwriting of securities defined in article 2 paragraph 8 item 6 of the Financial Instruments and Exchange Act.

On July 1, 2013, a merger between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. came into effect with Mizuho Corporate Bank as the surviving entity, which was renamed Mizuho Bank upon the merger. Hereinafter, “Mizuho Bank” refers to the post-merger entity, while “Pre-Merger Mizuho Bank” and “Mizuho Corporate Bank” refer to pre-merger Mizuho Bank and pre-merger Mizuho Corporate Bank, respectively.

Credit Risk Management

We define credit risk as the Mizuho group’s exposure to the risk of losses that may be incurred due to a decline in, or total loss of, the value of assets (including off-balance-sheet instruments), as a result of deterioration in obligors’ financial position. We have established the methods and structures necessary for grasping and managing credit risk, which has become increasingly complex due to financial deregulation, internationalization and the growing sophistication of transactions. Mizuho Financial Group manages credit risk for the Mizuho group as a whole. More specifically, we have adopted two different but mutually complementary approaches in credit risk management. The first approach is “credit management,” in which we manage the process for each individual transaction and individual obligor from execution until collection, based on our assessment of the credit quality of the customer. Through this process, we curb losses in the case of a credit event. The second is “credit portfolio management,” in which we utilize statistical methods to assess the potential for losses related to credit risk. Through this process, we identify credit risks and respond appropriately.

Credit Risk Management Structure

Credit Risk Management of the Mizuho Group

Our board of directors determines the Mizuho group’s key matters pertaining to credit risk management. In addition, the portfolio management committee of Mizuho Financial Group discusses and coordinates the basic policies in connection with credit risk management and matters in connection with overall credit portfolio management and credit risk monitoring for the Mizuho group. Under the control of the Chief Risk Officer of Mizuho Financial Group, the Risk Management Division and the Credit Risk Management Division jointly monitor, analyze and submit suggestions concerning credit risk and formulate and execute plans in connection with basic matters pertaining to credit risk management.

Credit Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Our principal banking subsidiaries and other core group companies manage their credit risk according to the scale and nature of their exposures in line with basic policies set forth by Mizuho Financial Group. The board of directors of each company determines key matters pertaining to credit risk management. Their respective business policy committees are responsible for discussing and coordinating overall management of their individual credit portfolios and transaction policies towards obligors. The Chief Risk Officer of each principal banking subsidiary and core group company is responsible for matters relating to planning and implementing credit risk management. The credit risk management division of each principal banking subsidiary is responsible for planning and administering credit risk management and conducting credit risk measuring and monitoring, and such division regularly presents reports regarding its risk management situation to Mizuho Financial Group. Each credit division determines policies and approves/disapproves individual transactions in terms of credit review, credit management and collection from customers in accordance with the lines of authority set forth by each principal banking subsidiary. In addition each of our principal banking subsidiaries has established internal audit divisions that are independent of the business divisions in order to ensure appropriate credit risk management.

Individual Credit Management

Credit codes

The basic code of conduct for all of our officers and employees engaged in the credit business is set forth in our credit code. Seeking to fulfill the bank’s public and social role, our basic policy for credit business is determined in light of fundamental principles focusing on public welfare, safety, growth and profitability.

Internal rating system

One of the most important elements of the risk management infrastructure of our principal banking subsidiaries is the use of an internal rating system that consists of credit ratings and pool allocations. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the possibility of ultimately incurring losses related to each individual claim by taking into consideration the nature of any collateral or guarantee and the seniority of the claim. In principle, obligor ratings apply to all obligors and are subject to regular reviews at least once a year to reflect promptly the fiscal period end financial results of the obligors, as well as special reviews as required whenever a obligor’s credit standing changes. This enables our principal banking subsidiaries to monitor both individual obligors and the status of the overall portfolio in a timely fashion. Because we consider obligor ratings to be an initial phase of the self-assessment process regarding the quality of our loans and off-balance-sheet instruments, such obligor ratings are closely linked to the obligor classifications and are an integral part of the process for determining the provision for loan losses and charge-offs in our self-assessment of loans and off-balance-sheet instruments.

Pool allocations are applied to small claims that are less than a specified amount by pooling customers and claims with similar risk characteristics and assessing and managing the risk for each such pool. We efficiently manage credit risk and credit screening by dispersing a sufficient number of small claims within each pool. We generally review the appropriateness and effectiveness of our approach to obligor ratings and pool allocations once a year in accordance with predetermined procedures.

Self-assessment, provision for loan losses and off-balance-sheet instruments and charge-offs

We conduct self-assessment of assets to ascertain the status of assets both as an integral part of credit risk management and in preparation for appropriate accounting treatment, including provision for loan losses and off-balance-sheet instruments and charge-offs. During the process of self-assessment, obligors are categorized into certain groups taking into consideration their financial condition and their ability to make payments, and credit ratings are assigned to all obligors, in principle, to reflect the extent of their credit risks. The related assets are then categorized into certain classes based on the risk of impairment. This process allows us to identify and control the actual quality of assets and determine the appropriate accounting treatment, including provision for loan losses and off-balance-sheet instruments and charge-offs. Specifically, the credit risk management division of each of our principal subsidiaries is responsible for the overall control of the self-assessment of assets of the respective banking subsidiaries, cooperating with the administrative divisions specified for each type of asset, including loan portfolios and securities, in executing and managing self-assessments.

Credit review

Prevention of new impaired loans through routine credit management is important in maintaining the quality of our overall loan assets. Credit review involves analysis and screening of each potential transaction within the relevant business division. In case the screening exceeds the authority of the division, the credit division at headquarters carries out the review. The credit division has specialist departments for different industries, business sizes and regions, carries out timely and specialized examinations based on the characteristics of the customer and its market, and provides appropriate advice to the business division. In addition, in the case of obligors with low credit ratings and high downside risks, the business division and credit division jointly clarify their credit policy and in appropriate cases assist obligors at an early stage in working towards credit soundness.

Collection and disposal of impaired loans

With respect to collection and disposal of impaired loans, our specialist unit maintains central control and pursues corporate restructuring or collection efforts, as appropriate, toward taking the impaired loans off-balance. Specifically, we believe that supporting the restructuring efforts of corporations is an important role for financial institutions, and we support corporations undergoing restructuring by reviewing business plans, advising on restructuring methods and utilizing corporate restructuring schemes such as divestitures and mergers and acquisitions, taking advantage of our group-wide resources. These efforts have been steadily producing satisfactory results. In addition, we work on final disposal of impaired loans efficiently and swiftly by conducting bulk sales and by utilizing Mizuho Servicing Co., Ltd., our subsidiary that specializes in performing debt collection services for our group companies. In the case of debt forgiveness, we examine the borrower’s condition carefully and make a determination based on the possible impact on the interests of shareholders and depositors. We provide debt forgiveness as per industry guidelines that are shared among members of the Japanese Bankers Association.

Portfolio Management

Risk Measurement

We use statistical methods to manage the possibility of losses by measuring the expected average loss for a one-year risk horizon (“Expected Loss”) and the maximum loss within a certain confidence interval (“credit VaR”). The difference between expected loss and credit VaR is measured as the credit risk amount (“Unexpected Loss”).

In establishing transaction spread guidelines for credit transactions, we aim to ensure an appropriate return from the transaction in light of the level of risk by utilizing credit cost data as a reference. Also, we monitor our credit portfolio from various perspectives and set guidelines noted below so that losses incurred through a hypothetical realization of the full credit VaR would be within the amount of risk capital and loan loss reserves.

Risk Control Methods

We recognize two types of risk arising from allowing unexpected loss to become too large. One type is “credit concentration risk,” which stems from granting excessive credit to certain individual counterparties or corporate groups. The other type is “chain-reaction default risk,” which arises from granting excessive credit to certain, areas, industrial sectors and other groupings. We make appropriate management to control these risks in line with our specific guidelines for each. The individual risk management divisions of our principal banking subsidiaries are responsible for monitoring adherence to these guidelines and reporting to their respective business policy committees.

Market and Liquidity Risk Management

We define market risk as the risk of losses incurred by the group due to fluctuations in interest rates, stock prices and foreign exchange rates. Our definition includes the risk of losses incurred when it becomes impossible to execute transactions in the market because of market confusion or losses arising from transactions at prices that are significantly less favorable than usual. We define liquidity risk as the risk of losses arising from funding difficulties due to a deterioration in our financial position that makes it difficult for us to raise necessary funds or that forces us to raise funds at significantly higher interest rates than usual. Mizuho Financial Group manages market and liquidity risk for the Mizuho group as a whole.

The following diagram shows our risk management structure:

Market Risk Management Structure

Market Risk Management of the Mizuho Group

        Our board of directors determines key matters pertaining to market risk management policies. The ALM & market risk management committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic asset and liability management policies, risk planning and market risk management and proposes responses to emergencies such as sudden market changes. The Chief Risk Officer of Mizuho Financial Group is responsible for matters relating to market risk management planning and operations.

The Risk Management Division of Mizuho Financial Group is responsible for monitoring market risk, reports and analyses, proposals, setting limits and guidelines, and formulating and implementing plans relating to market risk management. The Risk Management Division assesses and manages the overall market risk of the Mizuho group. It also receives reports from our principal banking subsidiaries and other core group companies on their market risk management that enable it to obtain a solid grasp of the risk situation, submitting reports to the chief executive officer on a daily basis and to our board of directors and the executive management committee of Mizuho Financial Group on a regular basis.

To manage market risk, we set limits that correspond to risk capital allocations according to the risk profiles of our principal banking subsidiaries and other core group companies and thereby prevent market risk from exceeding our ability to withstand losses based on our financial strength represented by capital, etc. The amount of risk capital allocated to market risk corresponds to VaR and additional costs that may arise in order to close relevant positions. For trading and banking activities, we set limits for VaR and for losses. For banking activities, we set position limits based on interest rate sensitivity as needed.

These limits are discussed and coordinated by the ALM & market risk management committee, discussed further by the executive management committee, then determined by the chief executive officer. Various factors are taken into account including business strategies, historical limit usage ratios, risk-bearing capacity (profits, total capital and risk management systems), profit targets and the market liquidity of the products involved.

Market Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Our principal banking subsidiaries, which account for most of the Mizuho group’s exposure to market risk, have formulated their basic policies in line with the basic policies determined by Mizuho Financial Group. Their boards of directors determine important matters relating to market risk management while their chief executive officers are responsible for controlling market risk. Their respective business policy committees, including their ALM & market risk management committees, are responsible for overall discussion and coordination of market risk management. Specifically, these committees discuss and coordinate matters relating to basic asset and liability management policies, risk planning and market risk management and propose responses to emergencies such as sudden market changes. The Chief Risk Officer of each subsidiary is responsible for matters pertaining to planning and implementing market risk management. Based on a common Mizuho group risk capital allocation framework, the above-mentioned companies manage market risk by setting limits according to the risk capital allocated to market risk by Mizuho Financial Group.

These companies have established specialized company-wide market risk management divisions to provide integrated monitoring of market risk, submit reports, analyses and proposals, set limits and formulate and implement plans relating to market risk management. The risk management divisions of each company submit reports on the status of market risk management to their respective chief executive officers and top management on a daily basis, and to their board of directors and executive management committee on a regular basis. They also provide regular reports to Mizuho Financial Group. To provide a system of mutual checks and balances in market operations, they have established middle offices specializing in risk management that are independent of their front offices, which engage in market transactions, and their back offices, which are responsible for book entries and settlements. When VaR is not adequate to control risk, the middle offices manage risk using additional risk indices, carry out stress tests and set stop loss limits as needed. They monitor their market liquidity risk for individual financial products in the market while taking turnover and other factors into consideration.

Liquidity Risk Management Structure

Liquidity Risk Management of the Mizuho Group

Our liquidity risk management structure is generally the same as the market risk management structure described above. However, the head of the Financial Control & Accounting Group of Mizuho Financial Group is additionally responsible for matters relating to planning and running cash flow management operations, while the Financial Planning Division is responsible for monitoring and adjusting the cash flow management situation and for planning and implementing cash flow management. Reports on the cash flow situation are submitted to the ALM & market risk management committee, the executive management committee and the chief executive officer.

We measure liquidity risk using indices pertaining to cash flow, such as limits on funds raised in the market. Limits on liquidity risk are discussed and coordinated by the ALM & market risk management committee, discussed further by the executive management committee and determined by the chief executive officer. We have established classifications for the cash flow conditions affecting the group, ranging from “normal” to “cause for concern” and “critical,” and have established procedures for dealing with cases which are deemed to fall into the “cause for concern” or “critical” categories. In addition, we have established a plan of operations so that we may respond swiftly in emergency situations that affect our cash flow under which we will consider measures such as a reduction in the amount of investments made, an expansion of funding from financial markets and deposits, the sale of investment securities and borrowings from the central bank.

Liquidity Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

The liquidity risk management structures of Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities are generally the same as the aforementioned market risk management structures, but the senior executives responsible for risk management are responsible for matters pertaining to planning and conducting liquidity risk management, while the senior executives of the asset and liability management and trading units are responsible for matters pertaining to planning and conducting cash flow management.

The methodologies used for ensuring precise control of liquidity risk include the formulation of management indices pertaining to cash flow, such as limits on funds raised in the market. As with Mizuho Financial Group, the above-mentioned companies have established classifications for the cash flow affecting them, ranging from “normal” to “cause for concern” and “critical,” and have established procedures for cases which are deemed to fall into the “cause for concern” or “critical” categories.

Each subsidiary has adopted stringent controls that call for the submission of reports on liquidity risk management and cash flow management to the ALM & market risk management committee and other business policy committees, the executive management committee and the chief executive officer of each subsidiary.

Value-at-Risk

We use the value-at-risk (the “VaR”) method, supplemented with stress testing, as our principal tool to measure market risk. The VaR method measures the maximum possible loss that could be incurred due to market movements within a certain time period (or holding period) and degree of probability (or confidence interval).

Trading Activities

VaR related to our trading activities is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk, which are simply aggregated to determine total risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of one day; and

•	historical observation period of one year.

The following tables show the VaR related to our trading activities by risk category for the fiscal years ended March 31, 2012, 2013 and 2014 and as of March 31, 2012, 2013 and 2014:

	Fiscal year ended March 31, 2012			As of March 31, 2012
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.9	¥2.4	¥1.4	¥1.8
Foreign exchange	1.9	2.8	0.7	1.8
Equities	1.1	1.7	0.5	0.5
Commodities	0.0	0.1	0.0	0.0

Total	¥3.8	¥4.8	¥2.8	¥3.0

	Fiscal year ended March 31, 2013			As of March 31, 2013
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.6	¥2.2	¥1.1	¥1.2
Foreign exchange	2.3	3.4	1.1	2.7
Equities	0.5	0.9	0.1	0.4
Commodities	0.0	0.0	0.0	0.0

Total	¥3.4	¥4.6	¥2.6	¥3.5

	Fiscal year ended March 31, 2014			As of March 31, 2014
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.0	¥2.7	¥1.5	¥1.6
Foreign exchange	4.1	5.6	1.1	4.8
Equities	1.0	3.1	0.2	0.4
Commodities	0.0	0.0	0.0	0.0

Total	¥5.7	¥7.4	¥3.3	¥5.4

The following graph shows VaR figures of our trading activities for the fiscal year ended March 31, 2014:

The following table shows VaR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2012	2013	2014	Change
	(in billions of yen, except number of cases)
As of fiscal year end	¥3.0	¥3.5	¥5.4	¥1.8
Maximum	4.8	4.6	7.4	2.8
Minimum	2.8	2.6	3.3	0.6
Average	3.8	3.4	5.7	2.3
The number of cases where profits/losses exceeded VaR	2	4	1	(3)

Non-trading Activities

The VaR related to our banking activities is based on the same conditions as those of trading activities, but the holding period is one month.

The graph below shows the VaR related to our banking activities excluding our strategically-held equity portfolio for the year ended March 31, 2014:

The following table shows the VaR figures relating to our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2012	2013	2014	Change
	(in billions of yen)
As of fiscal year end	¥263.7	¥215.9	¥281.7	¥65.8
Maximum	282.5	297.9	300.7	2.7
Minimum	210.3	213.3	186.8	(26.5)
Average	249.4	246.3	253.5	7.1

VaR is a commonly used market risk management technique. However, VaR models have the following shortcomings:

•

By its nature as a statistical approach, VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, particularly potential future events that are extreme in nature.

•	VaR may underestimate the probability of extreme market movements.

•	The use of a 99.0% confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this confidence level.

•	VaR does not capture all complex effects of various risk factors on the value of positions and portfolios and could underestimate potential losses.

We also conduct interest sensitivity analyses of interest risk, our main source of market risk. The following table shows sensitivity to yen interest risk in our banking activities as of the dates indicated. Interest rate sensitivity (10 BPV) shows how much net present value varies when interest rates rise by 10 basis points (0.1%), and it explains the impact of interest rate movements on net present value when short- and long-term interest rates behave differently.

	As of March 31,			Change
	2012	2013	2014
	(in billions of yen)
Up to one year	¥(10)	¥(7)	¥(2)	¥4
From one to five years	(54)	(56)	(47)	9
Over five years	(24)	(35)	(12)	22

Total	¥(89)	¥(99)	¥(62)	¥36

Stressed Value-at-Risk

The stressed value-at-risk (“stressed VaR”) measurement is based on a continuous 12-month period of significant financial stress.

Stressed VaR related to our trading activities is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk, which are simply aggregated to determine total risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of one day; and

•	historical observation period of one year of significant financial stress.

The following table shows stressed VaR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2012	2013	2014	Change
	(in billions of yen)
As of fiscal year end	¥6.8	¥9.2	¥12.6	¥3.4
Maximum	10.5	12.0	15.3	3.3
Minimum	5.0	5.0	8.3	3.2
Average	7.4	8.0	11.6	3.6

Note:

Maximum, minimum and average figures of 2012 in the above table have been calculated for the period from October 1, 2011 to March 31, 2012.

Strategically-held Equity Portfolio Management Activities

We take the market risk management approach with use of VaR and risk indices for strategically-held equity portfolio management activities as well as for trading activities and non-trading activities. The risk index for strategically-held equity portfolio management for the fiscal year ended March 31, 2014, consisting of the sensitivity of the strategically-held equity portfolio to a 1% change in the equity index of TOPIX, was ¥30.0 billion.

Back Testing and Stress Testing

In order to evaluate the effectiveness of market risk measurements calculated using the value-at-risk method, we carry out regular back tests to compare value-at-risk with assumptive profits and losses. Assumptive profits and losses accounts for general market risk. The graph below shows daily value-at-risk of trading activities for the fiscal year ended March 31, 2014 and the corresponding paired distribution of profits and losses. We had one case where profits or losses exceeded value-at-risk during the period. In addition, we conduct evaluations of the assumptions related to the value-at-risk models. Based on the number of times profits or losses exceeded VaR through back testing and the results of the evaluation of the model assumptions, we will make adjustments to the models as appropriate. Changes to fundamental portions of the VaR models are subject to the approval of our Chief Risk Officer.

Note:	We conduct our back testing and assess the number of cases where profits/losses exceed VaR based on a 250 business day year. The expected average number of instances where one-day trading profits and losses exceeded VaR at the 99% confidence level is five.

Because the value-at-risk method is based on statistical assumptions, we conduct stress testing to simulate the levels of losses that could be incurred in cases where the market moves suddenly to levels that exceed these assumptions. The stress testing methods we use include the calculation of losses on the basis of the largest fluctuations occurring over a period of more than five years and the calculation of losses based on market fluctuations occurring during historical market events. In addition, we conduct stress testing based on a sharp drop in the price of securitization and other products due to diminished market liquidity. The table below shows the assumed maximum loss results of stress testing in trading activities using the methods described above:

Assumed maximum loss results	As of March 31, 2014
(in billions of yen)
Assumed maximum loss result calculated by stress testing (holding period: one month)	¥97.9
Assumed maximum loss result calculated by stress testing based on a sharp drop in the price of securitization and other products due to diminished market liquidity (holding period: one year)	¥10.2

Outlier Criteria

As part of the capital adequacy requirements under BIS Regulations , the losses arising from a banking book in hypothetical interest rate shock scenarios under certain stress conditions are calculated and compared with Broadly-defined capital. If the interest rate risk of the banking book leads to an economic value decline of more than 20% of Broadly-defined capital, we will be deemed an “outlier” and may be required to reduce the banking book risk or adopt other responses. We measure losses arising from our banking book each month as a part of our stress tests.

The table below shows the results of calculations of losses in the banking book in cases where interest rate fluctuations occur under stress conditions. The results of calculations of losses in the banking book show that they are 4.4% of broadly-defined capital. Because the amount of risk on the banking book is therefore well under the 20% threshold and within controllable limits, we do not fall under the “outlier” category. The loss ratio to capital decreased from the previous fiscal year due mainly to the reduction of interest rate risk.

Results of calculations under the outlier framework	Amount of loss	Broadly-defined capital	Loss ratio to capital
	(in billions of yen, except percentages)
As of March 31, 2012	¥483.2	¥7,775.0	6.2%
As of March 31, 2013	499.1	8,344.5	5.9
As of March 31, 2014	386.6	8,655.9	4.4
Effect of yen interest rate	78.2
Effect of dollar interest rate	209.3
Effect of euro interest rate	75.7

Notes:

(1)	In the above results of calculations of losses, a part of demand deposits without fixed intervals for amending applicable interest rates is deemed core deposits and is treated accordingly in the calculation.

(2)	For the interest rate shock scenario used in connection with the above figures, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data, which show a rise in interest rates, at a 99.0% confidence level to the shock scenario.

Market Risk Equivalent

In order to calculate the amount of capital necessary to meet the capital requirements relating to market risk (the “market risk equivalent”), we apply internal models to calculate general market risk (risks related to factors that apply generally to the market, e.g., interest rates, foreign exchange rates) and the standardized measurement method to calculate specific risks (risks other than general market risk, e.g., credit quality and market liquidity of an individual security or instrument). In addition, our internal models are applied to trading transactions with market liquidity based on the relevant holding period.

Under the internal models, the market risk equivalent is expressed as the sum of ;

•

The higher of (i) VaR on the calculation date and (ii) the average of VaR for the preceding 60 business days (including the calculation date) multiplied by a multiplication factor ranging from 3.00 to 4.00 that is determined based on the number of times VaR is exceeded upon back testing; and

•

The higher of (i) stressed VaR on the calculation date and (ii) the average of stressed VaR for the preceding 60 business days (including the calculation date) multiplied by the same multiplication factor as used in the bullet point above.

The following table shows total market risk equivalent as of the dates indicated calculated using the standardized measurement method and internal models:

	As of March 31,
	2013	2014	Change
	(in billions of yen)
Calculated using standardized measurement method	¥74.0	¥62.8	¥(11.1)
Calculated using internal models	116.3	170.6	54.2

Total market risk equivalent	¥190.3	¥233.5	¥43.1

Note:

VaR and stressed VaR used to calculate market risk equivalent is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk, which are simply aggregated to determine total risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of 10 days; and

•	historical observation period of one year.

Operational Risk Management

We define operational risk as the risk of loss that we may incur resulting from inadequate or failed internal processes, people and systems or from external events. We recognize that operational risk includes information technology risk, operations risk, legal risk, human resources risk, tangible asset risk, regulatory change risk and reputational risk. We have determined risk management policies concerning risk management structures and methods for each kind of risk. Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities and Trust & Custody Services Bank respectively manage operational risk in an appropriate manner pursuant to risk management policies determined by Mizuho Financial Group.

Mizuho Financial Group, Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities and Trust & Custody Services Bank share common rules for data gathering, and we measure operational risk on a regular basis, taking into account possible future loss events and the changes in the business environment and internal management.

We have established and are strengthening management methods and systems to appropriately identify, assess, measure, monitor and control the operational risks which arise from the growing sophistication and diversification of financial operations and developments relating to information technology by utilizing control self-assessments and improving measurement methods.

Definition of Risks and Risk Management Methods

As shown in the table below, we have defined each component of operational risk and we apply appropriate risk management methods in accordance with the scale and nature of each risk.

	Definition	Principal Risk Management Methods
Information Technology Risk	Risk that customers may suffer service disruptions, or that customers or the group may incur losses arising from system defects such as failures, faults, or incompleteness in computer operations, or illegal or unauthorized use of computer systems.

•     Identify and evaluate the risk by setting specific standards that need to be complied with and implementing measures tailored based on evaluation results to reduce the risk.

•     Ensure ongoing project management in systems development and quality control.

•     Strengthen security to prevent information leaks.

•     Improve effectiveness of emergency responses by improving backup systems and holding drills.

	Definition	Principal Risk Management Methods

Operations Risk	Risk that customers may suffer service disruptions, as well as the risk that customers or the group may incur losses because senior executives or employees fail to fulfill their tasks properly, cause accidents or otherwise act improperly.

•     Establish clearly defined procedures for handling operations.

•     Periodically check the status of operational processes.

•     Conduct training and development programs by headquarters.

•     Introduce information technology, office automation and centralization for operations.

•     Improve the effectiveness of emergency responses by holding drills.

Legal Risk	Risk that the group may incur losses due to violation of laws and regulations, breach of contract, entering into improper contracts or other legal factors.

•     Review and confirm legal issues, including the legality of material decisions, agreements and external documents, etc.

•     Collect and distribute legal information and conduct internal training programs.

•     Analyze and manage issues related to lawsuits.

Human Resources Risk	Risk that the group may incur losses due to drain or loss of personnel, deterioration of morale, inadequate development of human resources, inappropriate working schedule, inappropriate working and safety environment, inequality or inequity in human resource management or discriminatory conduct.	• Conduct employee satisfaction surveys. • Understand the status of vacation days taken by personnel. • Understand the status of voluntary resignations.

Tangible Asset Risk	Risk that the group may incur losses from damage to tangible assets or a decline in the quality of working environment as a result of disasters, criminal actions or defects in asset maintenance.

•     Manage the planning and implementation of construction projects related to the repair and replacement of facilities.

•     Identify and evaluate the status of damage to tangible assets caused by natural disasters, etc., and respond appropriately to such damage.

Regulatory Change Risk	Risk that the group may incur losses due to changes in various regulations or systems, such as those related to law, taxation and accounting.

•     Understand important changes in regulations or systems that have significant influence on our business operations or financial condition in a timely and accurate manner.

•     Analyze degree of influence of regulatory changes and establish countermeasures.

•     Continuously monitor our regulatory change risk management mentioned above.

Reputational Risk	Risk that the group may incur losses due to damage to our credibility or the value of the “Mizuho” brand when market participants or others learn about, or the media reports on, various adverse events, including actual materialization of risks or false rumors.

•     Establish framework to identify and manage, on an integrated basis, information that may have a serious impact on group management and respond to such risk in a manner appropriate to its scale and nature.

•     Swiftly identify rumors and devise appropriate responses depending on the urgency and possible impact of the situation to minimize possible losses.

We also recognize and manage “Information Security Risk” and “Compliance Risk,” which constitute a combination of more than one of the above components of operational risk, as operational risk.

Measurement of operational risk equivalent

Implementation of the AMA

We have adopted the AMA from September 30, 2009, for the calculation of operational risk equivalent in association with capital adequacy ratios based on Basel II. However, we use the Basic Indicator Approach (BIA) for entities that are deemed to be less important in the measurement of operational risk equivalent and for entities that are preparing to implement the AMA. The measurement results under the AMA are used not only as the operational risk equivalent in the calculation of capital adequacy ratios but also as Operational VAR for internal risk management purposes for implementing action plans to reduce operational risk, etc.

Outline of the AMA

•	Outline of measurement system

We have established the model by taking account of four elements: internal loss data; external loss data; scenario analysis and business environment; and internal control factors (BEICFs). A statistical approach (one year holding period / one-tailed 99.9 percentile confidence interval) is taken for the calculation of operational risk equivalent, employing both internal loss data (i.e., actually experienced operational loss events) and scenario data to reflect unexperienced potential future loss events in the measurement.

In the measurement of operational risk equivalent as of March 31, 2014, we did not exclude expected losses and also did not recognize the risk mitigating impact of insurance. In addition, we did not take into account the events related to credit risk in measuring operational risk equivalent.

•	Outline of measurement model

Operational risk equivalent is calculated as a simple sum of those related to the seven loss event types defined by Basel II, large-scale natural disasters and litigation. In the measurement of operational risk equivalent as of March 31, 2014, we did not reflect the correlation effects among operational risk related to each of the seven loss event types.

•	Operational risk by the loss event type

Loss Distribution (Compound Poisson Distribution) Approach (LDA) is adopted for the calculation of operational risk. LDA is based on the assumption that Poisson Distribution applies to the occurrence frequency of operational risk events, and loss severity is expressed through a separate distribution. Operational risk is calculated for each of the seven loss event types employing both internal loss data, based on our actual experience as operational loss events and scenario data. Scenario data, expressed as numerical values of occurrence frequency and loss severity, reflects external loss data and BEICFs, in order to estimate unexperienced potential future loss events (of low frequency and high severity).

“Frequency Distribution” and “Severity Distribution” are estimated employing the above mentioned internal loss data and scenario data, and Monte-Carlo simulations are then applied to these distributions to measure operational risk. The detailed steps of creation of scenario data are explained later in “ Scenario Analysis.”

•	Estimation of “Frequency Distribution” and “Loss Severity Distribution”

“Frequency Distribution” is estimated by applying information on occurrence frequency of both internal loss data and scenario data to Poisson Distribution. “Loss Severity Distribution” is generated as the result of combining, through a statistical approach (Extreme Value Theory), of the actual distribution for the low severity distribution portion created by internal loss data and another loss distribution (Log-normal Distribution or Generalized Pareto Distribution) for the high severity distribution portion created by scenario data.

•	Operational risk of large-scale natural disasters

Monte-Carlo simulation is applied to the datasets expressed as a combination of the probability of occurrence of large-scale natural disasters and the probable loss amount in case of such occurrence, as opposed to estimating “Frequency Distribution” and “Loss Severity Distribution.”

•	Operational risk of litigation

Each litigation is converted into data according to the profile of the individual litigation to which Monte-Carlo simulation is applied, as opposed to estimating “Frequency Distribution” and “Loss Severity Distribution.” In the measurement process, we assume that final decisions will be made on all litigation within one year.

•	Verification

We confirm the appropriateness of the measurement model by verifying it, in principle, semi-annually.

Scenario analysis

•	Outline of scenario analysis

In the process of scenario analysis, scenario data is created as numerical values of occurrence frequency and loss severity reflecting external loss data and BEICFs, in order to estimate unexperienced potential future operational risk events (of low frequency and high severity).

As for external loss data, we refer to data publicly reported by domestic and overseas media, and such data are reflected in the estimation of occurrence frequency and loss severity distribution in the process of scenario analysis. In addition, BEICFs are utilized as indices to adjust occurrence frequency and loss severity distribution in the process of scenario analysis.

We categorize scenario analysis into four approaches in accordance with the characteristics of each loss event type and risk management structures.

Approach	Loss event type(s) to be applied
A	Internal fraud / External fraud / Clients, products and business practices / Execution, delivery and process management
B	Employment practices and workplace safety
C	Damage to physical assets
D	Business disruption and system failure

At Mizuho Financial Group, loss event types to which Approach A is applied account for a considerable amount of operational risk. The detailed process of Approach A is explained below as a typical example of scenario analysis.

•	Setting units for scenario analysis

In order to ensure completeness and sufficiency, we set units that are commonly applied across group entities that adopt AMA (the “Group Entities”) by referencing and categorizing risk scenarios recognized through control self-assessment, internal loss data of the Group Entities and external loss data, etc. Then each of the Group Entities selects the unit on which scenario analysis is conducted from the units established on a groupwide basis in accordance with its business activities and operational risk profile.

•	Estimation of occurrence frequency

Basic occurrence frequency (once a year) is calculated for each scenario analysis unit. If a certain scenario analysis unit has relevant internal loss data of a pre-determined threshold amount or above, its basic occurrence frequency is calculated based on such data, and if not, the basic occurrence frequency (the occurrence frequency per year of losses at or above a pre-determined threshold) is calculated with reference to the situation of occurrence of internal loss data of less than the threshold amount and/or external loss data. The basic occurrence frequency is then adjusted within a pre-determined range for the purpose of reflecting the most recent BEICFs to determine the final occurrence frequency.

•	Estimation of loss severity distribution

In order to estimate loss severity distribution, we use a pre-determined series of severity ranges. Basic loss severity distribution is calculated for each scenario analysis unit as an occurrence ratio (in percentile figures) of loss at each severity range when losses at or above a pre-determined threshold occurred, with reference to transaction amount data, external loss data, etc. Then the basic severity distribution is adjusted, if necessary, from the viewpoint of statistical data processing to determine the final loss severity distribution.

•	Creation of scenario data

For each scenario analysis unit, scenario data is generated as a series of combinations of occurrence frequency per year at each severity range, based on the final occurrence frequency and the final loss severity distribution.